Notice of Annual Meeting of Shareholders and
Management Information Circular

Our Annual Meeting of the holders of common shares will be held at 2:00 p.m. (Eastern Daylight Time) on May 1st, 2019 at the Fairmont The Queen Elizabeth.

Shareholders may exercise their rights by attending the meeting or by completing a form of proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Osisko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

March 21, 2019

Dear Fellow Shareholder:

We are pleased to invite you to our 5th annual meeting of shareholders to be held on May 1, 2019 at the Fairmont The Queen Elizabeth Hotel, located in Montréal, Québec.

At this meeting, we will update you on our activities and our progress in establishing Osisko Gold Royalties Ltd as a leading intermediate precious metals royalty company. We made significant progress in 2018 in acquiring additional royalties and streams, and increasing our equity positions in emerging mine developers. Although we were greatly disappointed with the weakness in our share price during 2018, which has been affected by overall lack of interest by investors in the resource sector, we are delighted to see that since the end of 2018, we have experienced a rebound in our share price, increasing by approximately 70% as of the date of this management information circular. We maintain our positive outlook for precious metal prices, which combined with the growth profile of our gold equivalent ounces with over 85% generated from precious metals should deliver increasing cash flows. In late 2014, we instituted a dividend policy, which has distributed $86 million to date, and established share buy-back programs, totalling $45 million since their inception.

During our meeting, we will ask you to approve the resolutions put forward by your Board of Directors and the Management team, including:

1.	The election of 8 candidates to our Board of Directors;
2.	The appointment of PricewaterhouseCoopers LLP as the Corporation’s independent auditor for 2019;
3.

The approval of the amended Deferred Share Unit Plan to allow for the settlement in common shares at the Corporation’s discretion and to reserve 0.5% of common shares issued and outstanding for the plan; and

4.

We will also ask you to confirm our approach to our Executive Compensation Program, which has been established to attract and retain a team to execute our value creation strategy and deliver returns in a highly competitive market.

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

Our management information circular provides you with background information on the matters that will be addressed at the meeting.

Your participation is important to us. In the event you cannot attend, we urge you to express your support by voting on the various proposals that we will be putting forward at our annual meeting, using your proxy in advance of the meeting.

We are also pleased to respond to your comments or queries. You may contact me directly at (Chair-Board@osiskogr.com) or you may contact our Investor Relations Group at (info@osiskogr.com).

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Respectfully,

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”):

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 2:00 p.m. (Eastern Daylight Time) on Wednesday, May 1st, 2019 at the Fairmont The Queen Elizabeth, Viger Ballroom, 900, René-Lévesque Boulevard West, Montreal, Québec, Canada, H3B 4A5, for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2018 and the independent auditor’s report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2019 and to authorize the directors to fix their remuneration;

4.

To approve the amended Deferred Share Unit Plan to allow for the settlement in common shares at the Company’s discretion and to reserve 0.5% of common shares issued and outstanding for the plan, as more fully described in the accompanying management information circular;

5.

To consider and, if deemed advisable, adopt an advisory resolution accepting Osisko’s approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

6.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 21st day of March, 2019.

By order of the Board of Directors,

IMPORTANT
It is desirable that as many shares as possible be represented at the Meeting. A shareholder may attend the Meeting in person or may be represented by proxy. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, AST Trust Company (Canada), via the internet: proxyvote@astfinancial.com, by mail: 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6; or by fax to 1 (866) 781-3111 (North American Toll Free) no later than 2:00 p.m. (Eastern Daylight Time) on Monday, April 29, 2019 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

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MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) for use at the annual meeting of the shareholders of the Corporation (the “Shareholders”) to be held on Wednesday, May 1st, 2019 at 2:00 p.m. (Eastern Daylight Time) (the “Meeting”) and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on March 19, 2019 and all currency amounts are shown in Canadian dollars.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill will receive a fee of $35,000, plus reasonable out-of-pocket expenses. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and delivered either to AST Trust Company (Canada) (“AST”) at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, or by fax to 1 (866) 781-3111, no later than 2:00 p.m. (Eastern Daylight Time) on Monday, April 29, 2019 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she attends the Meeting in person and so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, “Intermediaries”), rather than in the Shareholder’s name (“Beneficial Shareholder”).

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders — shareholders who have objected to the disclosure of their identities and share positions (“OBO’s”) and shareholders who do not object to the Corporation knowing who they are (“NOBO’s”).

6	2019 Management Information Circular

In the case of NOBO’s, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to NOBO’s, or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of NOBO’s for distribution to such shareholder. If you are a NOBO and the Corporation (or its agent) has sent the Meeting materials directly to you, your personal information has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As it relates to OBO’s, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to OBO’s. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a voting instruction form (“VIF”) in lieu of a form of proxy provided by Osisko. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can complete the VIF by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com.

If you are a Beneficial Shareholder and are unable to attend the Meeting, but wish that your voting rights be exercised on your behalf by a Proxyholder, you must follow the voting instructions on the VIF. If you are a Beneficial Shareholder and wish to exercise your voting rights in person at the Meeting, you must indicate your own name in the space provided for such purpose on the VIF in order to appoint yourself as Proxyholder and follow the instructions therein with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

Voting Information

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the appointment of PricewaterhouseCoopers LLP as independent auditor of the Corporation and the fixing of its remuneration by the directors; (iii) the adoption of an ordinary resolution to approve the Corporation’s amended Deferred Share Unit Plan; and (iv) the adoption of an advisory resolution accepting Osisko’s approach to executive compensation. These Items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of the Corporation’s registrar and transfer agent, AST Trust Company (Canada), 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1 (888) 489-7352. Internet voting can be completed at www.astvotemyproxy.com. Alternatively, you may fax your proxy to 1 (416) 368-2502 or toll free in Canada and the United States to 1 (866) 781-3111, or scan and email to proxyvote@astfinancial.com. Beneficial Shareholders will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF.

2019 Management Information Circular	7

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

NOTICE-AND-ACCESS RULES

The Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”, and together with NI 51-102, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders.

Instead of receiving this Circular, Shareholders will receive a Notice of Meeting with the proxy or voting instruction form, as the case may be, along with instructions on how to access the Meeting materials online. The Corporation will send the Notice of Meeting and proxy form directly to registered Shareholders and NOBOs. The Corporation will pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other Meeting materials requested by OBOs. This Circular and other relevant materials are available on the Corporation’s corporate Internet website (http://www.osiskogr.com/en/2019-agm/) or on SEDAR (www.sedar.com).

Objecting Beneficial Shareholders may request a paper copy of the Meeting materials, at no cost, from Broadridge Investor Communications Corporation by calling toll-free 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form or via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form. To ensure that you receive the materials in advance of the voting deadline and the Meeting, all requests must be received no later than April 16, 2019 to ensure timely receipt. Requests for Meeting materials may be made up to one year from the date the Circular is filed on SEDAR.

If you are a registered Shareholder or a NOBO and wish to receive a copy of this Circular or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing your request to assistance@laurelhill.com.

The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some Shareholders with a Notice Package.

If you request a paper copy of the materials, please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes.

VOTING SECURITIES

As of March 19, 2019, 154,913,345 Common Shares of the Corporation were outstanding. Holders of Common Shares of record at the close of business on March 19, 2019 (the “Record Date”) will be entitled to one vote for each such Common Share held by them.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of March 19, 2019, there are three Shareholders owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

8	2019 Management Information Circular

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
Betelgeuse LLC(1)	30,906,594(2)	19.95
Caisse de dépôt et placement du Québec(3)	19,597,694(2)	12.65
Van Eck Associates Corporation	15,554,762(2)	10.04
Notes:
(1)	Betelgeuse LLC is an entity related to Orion Mine Finance.
(2)	On the basis of the information available on SEDAR (www.sedar.com) and on SEDI (www.sedi.ca).
(3)

Of which, 1,391,961 Common Shares are held directly by the CDPQ Sodémex Inc. and 18,205,733 Common Shares are held by CDP Investissements Inc., both wholly-owned subsidiaries of the Caisse de dépôt et placement du Québec.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

SHAREHOLDER VOTING MATTERS AND RECOMMENDATION

Voting Matters	Election of 8 Directors	Appointment of PricewaterhouseCoopers LLP	Approval of the Amended DSU Plan	Advisory Resolution on Executive Compensation
Board Vote Recommendation	FOR EACH NOMINEE	FOR	FOR	FOR
For more information See Page	9	90	91	95

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2018 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management’s discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual and Special Meeting of Shareholders and Circular, as applicable. The Corporation’s consolidated financial statements and related management discussion and analysis for the year ended December 31, 2018 are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) as well as on the Corporation’s website (www.osiskogr.com).

ELECTION OF DIRECTORS

The executive management team (the “Management”) of the Corporation is supervised by the board of directors (the “Board of Directors” or “Board”) as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, eight (8) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person’s successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

2019 Management Information Circular	9

The following tables set out information about each director’s summary career profile, their board committee memberships (the “Board Committee Membership” or “Board Committee”), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options (“options”), deferred share units (“DSUs”), restricted share units (“RSUs”), warrants or debentures of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Mr. Pierre D. Chenard, who acted as a nominee director of the Caisse de dépôt et placement du Québec (the “Caisse”) pursuant to an investor rights agreement entered into between the Caisse and the Corporation, and Mr. André Gaumond have decided not to stand for re-election at the Shareholders’ Meeting. As such, Messrs. Chenard and Gaumond are not part of the nominees that are being proposed as directors for election by the Shareholders at the Meeting for the ensuing year. Taking into account the decisions of Messrs. Chenard and Gaumond, the Board of Directors has decided to establish the size of the Board to eight (8) directors. Pursuant to an investor rights agreement entered into between the Caisse and the Corporation, the Caisse retains the right to appoint one nominee to the Board of Directors of the Corporation, for so long as the Caisse, together with its affiliates, owns more than 10% of the outstanding Common Shares of the Corporation. In addition, Betelgeuse LLC also holds a nomination right pursuant to a shareholder participating agreement entered into between Betelgeuse LLC and the Corporation and proposed Mr. Oskar Lewnowski as its nominee on the Board of Directors of the Corporation.

The members of the Board of Directors would like to express their appreciation to Messrs. Chenard and Gaumond for their contribution over the years and also wish to extend to them their gratitude for their guidance and services during their mandate as directors of the Corporation.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 19, 2019. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading “Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors”.

10	2019 Management Information Circular

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12	2019 Management Information Circular

2019 Management Information Circular	13

14	2019 Management Information Circular

2019 Management Information Circular	15

16	2019 Management Information Circular

CHARLES E. PAGE
Ontario, Canada
Age: **67**

Status: **Independent**[(1)]

Director since: **April 2014**

Annual Meeting Votes
2018: **99.57% In Favour**
2017: **99.89% In Favour**
2016: **76.95% In Favour**
2015: **90.28% In Favour**

Areas of Expertise:

- **Corporate Governance**
- **Financial**
- **General Management**
- **Government Relations**
- **Human Resources**
- **International Business**
- **Mergers/Acquisitions**
- **Sustainability**
- **Technical/Mining**

Board and Committee Meeting Attendance during 2018			
	Regular	*Ad Hoc*	*Total*
Board	6/6	5/5	11/11
Audit Committee[(10)]	2/2	–	2/2
Human Resources Committee	5/5	–	5/5
Governance and Nomination Committee[(10)]	3/3	–	3/3
Overall Attendance		**100%**	

Public Board Membership in the past 5 years and Interlocking Directorships

- **Unigold Inc. — No interlock**
- **Wesdome Gold Mines Ltd. — No interlock**
- Alexandria Minerals Corporation (2007 – 2014)
- Osisko Mining Corporation (2013 – 2014)

Investment, Ownership and Total Value of Equity

	2019[(2)] (March 19) (#)	2019[(2)] Value ($)	2018[(3)] (March 19) (#)	2018[(3)] Value ($)
Osisko Common Shares	55,215	841,477	55,215	686,875
Osisko DSUs	46,423	707,486	36,385	452,629
Value ($)		1,548,963		1,139,504

Ownership Requirement – Target Date to Meet

Target Attained in 2014

Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan, and is also a Fellow of the Geological Association of Canada.

2019 Management Information Circular	17

SEAN ROOSEN
Québec, Canada
Age: **55**

Status: **Non Independent**[1]

Director since: **April 2014**

Annual Meeting Votes:
2018: **98.84% In Favour**
2017: **96.01% In Favour**
2016: **92.67% In Favour**
2015: **92.45% In Favour**

Areas of Expertise:

- **Corporate Governance**
- **Financial**
- **General Management**
- **Government Relations**
- **Human Resources**
- **International Business**
- **Mergers/Acquisitions**
- **Sustainability**
- **Technical/Mining**

Board and Committee Meeting Attendance during 2018

	Regular	*Ad Hoc*	*Total*
Board	6/6	5/5	11/11
Sustainability Committee	1/2	–	1/2
Overall Attendance:		**92%**	

Public Board Membership in the past 5 years and Interlocking Directorships

- **Barkerville Gold Mines Ltd. – Interlock with John Burzynski**[11]
- **Osisko Mining Inc. – Interlock with John Burzynski**[11]
- **Victoria Gold Corp. – No Interlock**
- Condor Petroleum Inc. (2011 – 2019)
- Dalradian Resources Inc. (2010 – 2018)
- Osisko Metals Incorporated (formerly Bowmore Exploration Ltd.) (2009 – 2015)
- NioGold Mining Corporation (2014 – 2016)
- Osisko Mining Corporation (2003 – 2014)
- Falco Resources Ltd. (2014 – 2019)

Investment, Ownership and Total Value of Equity

	2019[2] (March 19) (#)	2019[2] Value ($)	2018[3] (March 19) (#)	2018[3] Value ($)
Osisko Common Shares	428,278	6,526,957	426,187	5,301,766
Osisko RSUs	179,714	2,738,841	112,494	1,399,425
Value ($)		**9,265,798**		**6,701,191**

Ownership Requirement – Target Date to Meet

Target Attainted in 2014

Options

Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price ($)	Total Unexercised (#)	Value of Unexercised Options[6] ($)
09-09-14	09-08-19	253,400	14.90	253,400	**86,156**
06-30-15	06-30-20	121,200	15.80	121,200	**–**
03-21-16	03-21-21	127,600	13.38	127,600	**237,336**
06-07-17	06-07-22	82,800	16.66	82,800	**–**
05-07-18	05-07-23	30,800	12.97	30,800	**69,916**

Mr. Sean Roosen is the Chair of the Board of Directors and Chief Executive Officer of the Corporation. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining". In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Mr. Roosen serves on the board of directors of Barkerville Gold Mines Ltd., Osisko Mining Inc. and Victoria Gold Corp. as a representative of Osisko.

18	2019 Management Information Circular

NOTES:

(1)	“Independent” refers to the standards of independence established in the Regulation 52-110 respecting Audit Committees (“Regulation 52-110”).
(2)

The 2019 Value is equal to, as applicable, the sum of: (i) the product of the multiplication of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange (“TSX”) on March 19, 2019, being $15.24, by the number of Common Shares, DSUs and RSUs held at such date; and (ii) the face value of debentures held.

(3)

The 2018 Value is equal to, as applicable, the sum of: (i) the product of the multiplication of the closing price of the Common Shares of the Corporation on TSX on March 19, 2018, being $12.44 (as disclosed in the management information circular of the Corporation dated March 21, 2018) by the number of Common Shares, DSUs and RSUs held at such date; and (ii) the product of the multiplication of the closing price of the Warrants on the TSX on March 19, 2018, being $1.60, by the number of Warrants also held at such date.

(4)	Mr. John Burzynski ceased to act as a member of the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018.
(5)

The Warrants were issued as part of a bought deal public offering by way of a short form prospectus. Warrant holders were entitled to purchase one Common Share of the Corporation at a price of $19.08 per Common Share for a period of 36 months following the closing date. The Warrants expired on February 26, 2019.

(6)

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 19, 2019, being $15.24, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

(7)	Mr. Curfman was appointed to the Human Resources Committee and ceased to act as a member of the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018.
(8)	Value of Debentures is not taken into account in the determination of securities ownership requirement.
(9)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc., which took effect on February 17, 2015.
(10)	Mr. Page was appointed to the Audit Committee and ceased to act as a member of the Governance and Nomination Committee following the annual and special meeting of shareholders held on May 3rd, 2018.
(11)	Member of the board of directors as a representative of the Corporation, which is a significant investor in this company.

VOTING RESULTS OF 2018 ANNUAL MEETING

The voting results for the election of directors at the 2018 annual and special meeting of shareholders of the Corporation were as follows:

NAME OF NOMINEE	VOTES FOR		VOTES WITHHELD
	Number	%	Number	%
Françoise Bertrand	124,293,169	99.44	694,519	0.56
John Burzynski	117,375,123	93.91	7,612,565	6.09
Pierre D. Chenard	124,621,716	99.71	365,972	0.29
Christopher C. Curfman	124,461,483	99.58	526,205	0.42
Joanne Ferstman	124,323,634	99.47	664,054	0.53
André Gaumond	124,035,155	99.24	952,533	0.76
Pierre Labbé	124,656,616	99.74	331,072	0.26
Oskar Lewnowski	124,031,269	99.23	956,419	0.77
Charles E. Page	124,444,166	99.57	543,522	0.43
Sean Roosen	123,542,449	98.84	1,445,239	1.16
2019 Management Information Circular	19

TENURE OF THE BOARD

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive directors:

NOTE:
(1)

The Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, the Board Tenure Limits, as described under the heading “Policy regarding Tenure on the Board of Directors”, shall apply despite the fact that a director continued to receive satisfactory annual performance evaluations, has the needed skills and experience and meets other Board policies or legal requirements for Board service.

20	2019 Management Information Circular

2018 BOARD AND COMMITTEE ATTENDANCE RECORD

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

Member	ATTENDANCE – 2018 MEETINGS										TOTAL
	Board of Directors		Audit Committee		Human Resources Committee		Governance and Nomination Committee		Sustainability Committee		Committees	Overall
	Number	%	Number	%	Number	%	Number	%	Number	%	Number and %	Number and %
BERTRAND, Françoise	10/11	91	—	—	5/5	100	—	—	2/2	100	7/7 100	17/18 94
BRADLEY, Victor H.(1)	4/4	100	2/2	100	3/3	100	—	—	—	—	5/5 100	9/9 100
BURZYNSKI, John (2)	10/11	91	—	—	—	—	—	—	1/1	100	1/1 100	11/12 92
CHENARD, Pierre D.(3)	11/11	100	2/2	100	—	—	4/4	100	1/1	100	7/7 100	18/18 100
CURFMAN, Christopher C.(4)	10/11	91	—	—	2/2	100	4/4	100	1/1	100	7/7 100	17/18 94
FERSTMAN, Joanne	11/11	100	4/4	100	5/5	100	—	—	—	—	9/9 100	20/20 100
GAUMOND, André(5)	10/11	91	—	—	—	—	—	—	2/2	100	2/2 100	12/13 92
LABBÉ, Pierre	8/11	73	4/4	100	—	—	4/4	100	—	—	8/8 100	16/19 84
LEWNOWSKI, Oskar	3/11	27	—	—	—	—	—	—	—	—	—	3/11 27
PAGE, Charles E.(6)	11/11	100	2/2	100	5/5	100	3/3	100	—	—	10/10 100	21/21 100
PERRON, Jacques(1)	4/4	100	2/2	100	—	—	3/3	100	—	—	5/5 100	9/9 100
ROOSEN, Sean	11/11	100	—	—	—	—	—	—	1/2	50	1/2 50	12/13 92
TOTAL (%):	89		100		100		100		92		95	90
NOTES:
(1)	Mr. Victor H. Bradley and Mr. Jacques Parron did not stand for re-election in May 2018.
(2)	Mr. John Burzynski ceased to act as a member of the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018.
(3)

Mr. Pierre D. Chenard was appointed to the Audit Committee and the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018. In addition, Mr. Chenard, who acted as a nominee director of the Caisse pursuant to an investor rights agreement entered into between the Caisse and the Corporation, decided not to stand for re-election at this Meeting.

(4)

Mr. Christopher Curfman was appointed to the Human Resources Committee and ceased to act as a member of the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018.

(5)	Mr. André Gaumond is not standing for re-election at this Meeting.
(6)

Mr. Charles E. Page was appointed to the Audit Committee and ceased to act as a member of the Governance and Nomination Committee following the annual and special meeting of shareholders held on May 3rd, 2018.

A private session is included in the agenda of every Board and Committee meeting and the non-executive directors or the Committee members have the prerogative to hold such private session or not at their discretion. At the request of the directors or the Committee members, attendance of certain members of Management of the Corporation may be required from time to time.

2019 Management Information Circular	21

The table below displays the total number of private sessions held by directors during the most recently completed financial year:

	Board of Directors		Audit Committee	Human Resources Committee	Governance and Nomination Committee	Sustainability Committee
Number of Private Sessions held:	Regular	Ad Hoc	Regular	Regular	Regular	Regular
	5 of 5	3 of 6	4 of 4	3 of 5	3 of 4	2 of 2

DIRECTOR COMPENSATION

RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION

The directors’ total compensation is reviewed annually by the Human Resources Committee (the “Committee”). In 2016, the Committee requested that an external review be conducted by Meridian Compensation Partners LLC (“Meridian”), in order to assist the Committee in reviewing the directors’ total compensation. Based on such review, the Board, upon recommendation of the Committee, concluded that the compensation structure was reasonable and aligned the interests of directors with those of Shareholders over the long-term, particularly as equity is delivered in the form of DSUs.

The Committee oversees directors’ compensation. The Committee determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to non-executive directors only.

The Board of Directors makes fixed value DSU grants to non-executive directors. The Board of Directors adopted the DSU plan (the “DSU Plan”), which is further described below under the heading “Deferred Share Unit Plan”, and elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and $180,000 for the lead director (“Lead Director”). Furthermore, each new non-executive director is granted an initial one-time grant having a value of $200,000. The Lead Director is granted an initial one-time grant having a value of $300,000. Such initial DSU grants (the “Initial DSU Grants”) are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

Non-executive directors are not eligible to receive options. Mr. Burzynski received options of the Corporation given his executive role until 2016. As shown in the biography of Mr. Labbé, Replacement Osisko Options are also outstanding, which are scheduled to expire at the latest on July 11, 2024.

All annual and initial DSU grants, as well as annual retainers and attendance fees paid to non-executive directors are described below:

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000

22	2019 Management Information Circular

PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Special Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

DIRECTOR COMPENSATION TABLE

The total value of retainers, attendance fees and share-based awards paid by the Corporation to non-executive directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year was $1,855,346. The following table provides a summary of the compensation received by each non-executive director of the Corporation for the most recently completed financial year:

Name(1)	Fees Earned ($)	Share-Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Françoise Bertrand	79,041	120,000	–	–	–	–	199,041
Victor H. Bradley(4)	30,736	–	–	–	–	2,000	32,736
John Burzynski	60,014	120,000	–	–	–	–	180,014
Pierre D. Chenard	80,431	77,143	–	–	–	–	157,574
Christopher C. Curfman	74,014	120,000	–	–	–	–	194,014
Joanne Ferstman	153,500	180,000	–	–	–	–	333,500
André Gaumond	66,310	120,000	–	–	–	–	186,310
Pierre Labbé	77,500	120,000	–	–	–	–	197,500
Oskar Lewnowski	46,000	90,989	–	–	–	–	136,989
Charles E. Page	86,635	120,000	–	–	–	–	206,635
Jacques Perron(4)	29,033	–	–	–	–	2,000	31,033
NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading “Long-term Incentive Compensation”. The value price of each DSU at the date of grant, as per the terms of the DSU Plan, was $12.97 for all non-executive directors.

(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.
(4)	Messrs. Victor H. Bradley and Jacques Perron did not stand for re-election in May 2018.
2019 Management Information Circular	23

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each non-executive directors during the financial year ended December 31, 2018:

Annual Retainer				Attendance Fees and Per Diem

		Committee	Committee	Board	Committee	Per	Total
	Board Member	Member	Chair	Meetings	Meetings	Diem	Fees
Name(1)	($)	($)	($)	($)	($)	($)	($)
Françoise
Bertrand	40,000	5,014	10,027	13,500	10,500	–	79,041

Victor H. Bradley(2)	13,626	1,703	3,407	4,500	7,500	2,000	32,736
John
Burzynski(3)	40,000	5,014	–	13,500	1,500	–	60,014

Pierre D. Chenard(4)	40,000	8,310	6,621	15,000	10,500	–	80,431
Christopher C.
Curfman(5)	40,000	10,014	–	13,500	10,500	–	74,014
Joanne
Ferstman	100,000	5,000	20,000	15,000	13,500	–	153,500
André
Gaumond	40,000	8,310	–	15,000	3,000	–	66,310
Pierre
Labbé	40,000	5,000	10,000	10,500	12,000	–	77,500
Oskar
Lewnowski	40,000	–	–	6,000	–	–	46,000
Charles E.
Page(6)	40,000	10,014	6,621	15,000	15,000	–	86,635
Jacques Perron(2)	13,626	3,407	–	4,500	7,500	2,000	31,033
TOTAL:	447,252	61,786	56,676	126,000	91,500	4,000	787,214
NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Messrs. Victor H. Bradley and Jacques Perron did not stand for re-election in May 2018. The retainer and attendance fees were paid until the annual and special meeting of shareholders held on May 3rd, 2018.

(3)

Mr. John Burzynski ceased to act as a member of the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018. The retainer and attendance fees for such Committee were paid until the annual and special meeting of shareholders held on May 3rd, 2018.

(4)

Mr. Pierre D. Chenard was appointed to the Audit Committee and the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018. The retainer and attendance fees payments took effect upon his appointment.

(5)

Mr. Christopher C. Curfman was appointed to the Human Resources Committee and ceased to act as a member of the Sustainability Committee following the annual and special meeting of shareholders held on May 3rd, 2018. The retainer and attendance fees were paid based on such changes.

(6)

Mr. Charles E. Page was appointed to the Audit Committee and ceased to act as a member of the Governance and Nomination Committee following the annual and special meeting of shareholders held on May 3rd, 2018. The retainer and attendance fees were paid based on such changes.

Deferred Share Unit Plan

The Corporation’s DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers and executives of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The Board of Directors may grant DSUs on a discretionary basis. The number of DSUs credited to a director’s account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2018, the aggregate value of DSUs held by the Corporation’s non-executive directors was $3,898,741.

24	2019 Management Information Circular

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding option-based and share-based awards outstanding as at December 31, 2018.

Name(1)	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (yyyy-mm-dd)	Value of unexercised in- the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Françoise Bertrand	—	—	—	—	9,300	111,321	422,541
John Burzynski(4)	15,933 60,600 190,000	13.38 15.80 14.90	2021-03-21 2020-06-30 2019-09-08	— — —	12,438	148,883	86,184
Pierre D. Chenard(5)	—	—	—	—	5,900	70,623	147,231
Christopher C. Curfman	—	—	—	—	9,300	111,321	232,218
Joanne Ferstman	—	—	—	—	13,900	166,383	638,001
André Gaumond(6)	57,400 90,900 14,453(7) 14,453(7) 14,460(7) 14,594 14,625(7) 14,617(7)	13.38 15.80 13.62 13.93 10.58 10.73 9.79 9.83	2021-03-21 2020-06-30 2024-07-11 2024-01-15 2023-07-29 2023-01-15 2022-07-13 2022-01-13	— — — — 20,298 18,097 31,883 31,280	17,464	209,044	86,184
Pierre Labbé	3,613(7) 3,613(7) 3,650(7) 3,648(7)	13.62 13.93 10.58 10.73	2024-07-11 2024-01-15 2023-07-29 2023-01-15	— — 5,074 4,524	9,300	111,321	310,837
Oskar Lewnowski(5)	—	—	—	—	7,000	83,790	147,231
Charles E. Page	—	—	—	—	9,300	111,321	424,935
NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	All DSUs granted by the Corporation in 2018 vest on the day prior to the next annual meeting of Shareholders following such grant.
(3)	The closing price of the Common Shares of the Corporation on the TSX on December 31, 2018 was $11.97.
(4)	Options and RSUs granted to Mr. Burzynski in 2016 were given during his position as Senior Vice President, New Business Development, which he held until August 2016.
(5)	DSUs granted in May 2018 to Messrs. Pierre D. Chenard and Oskar Lewnowski were pro-rated given their respective appointments to the Board of Directors in July and September 2017.
(6)

Options with expiry dates of June 30, 2020 and March 21, 2021 and RSUs granted to Mr. Gaumond in 2016 were given during his position as Senior Vice President, Northern Development, which he held until his retirement in November 2016.

(7)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc. which took effect on February 17, 2015.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the DSUs, RSUs and options awards had been exercised on the vesting date and the aggregate value realized upon vesting of option-based awards and share-based awards.

2019 Management Information Circular	25

Name	Option-Based Awards Value Vested during the Year ($)	Share-Based Awards (DSUs/RSUs) Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation Value earned during the Year(2) ($)
Françoise Bertrand	N/A	90,792	N/A
Victor H. Bradley(3)	N/A	90,792	N/A
John Burzynski(4)	—	273,371(5)	N/A
Pierre D. Chenard	N/A	155,103	N/A
Christopher C. Curfman	N/A	90,792	N/A
Joanne Ferstman	N/A	136,188	N/A
André Gaumond(4)	—	330,953(5)	N/A
Pierre Labbé	N/A	90,792	N/A
Oskar Lewnowski	N/A	155,103	N/A
Charles E. Page	N/A	90,792	N/A
Jacques Perron(3)	N/A	35,308	N/A
NOTES:
(1)	All DSUs granted by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.
(2)	The Corporation’s Non-Equity Incentive Plan Compensation does not apply to non-executive directors.
(3)	Messrs. Victor H. Bradley and Jacques Perron did not stand for re-election in May 2018.
(4)

The Corporation’s Stock Option Plan does not apply to non-executive directors. Mr. John Burzynski resigned as Senior Vice President, New Business Development of the Corporation in August 2016 and Mr. Gaumond retired as Senior Vice President, Northern Development in November 2016 and options were granted to them while they were employed by the Corporation. Furthermore, the value of vested options is based on the difference between the closing price of the Common Shares on the TSX on December 31, 2018, being $11.97, and the exercise price of the options, multiplied by the number of options vested in 2018. All options vested during 2018, were not in-the- money.

(5)

The amount includes the payment for RSUs granted to Messrs. Burzynski and Gaumond in 2015 as Senior Vice President, New Business Development and Senior Vice President, Northern Development; pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the long-term objectives. All RSUs granted in 2015 vested and were paid out in August 2018.

Options Exercised during the Year

No options were exercised by directors during the financial year ended December 31, 2018. Under the Corporation’s stock option plan (the “Stock Option Plan”), non-executive directors are not eligible to option grant.

Settlement of DSUs

On May 11, 2018, Mr. Victor H. Bradley requested the settlement of all his DSUs. Accordingly, 36,529 DSUs were settled at a share price of $13.67, being the closing market price on the TSX on May 10, 2018, for a settlement amount of $499,351, before applicable tax withholdings.

On March 14, 2019, Mr. Jacques Perron also requested for the settlement of all his DSUs. Accordingly, 18,556 DSUs were settled at a share price of $15.90, being the closing market price on the TSX on March 13, 2019, for a settlement amount of $295,040, before applicable tax withholdings.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

26	2019 Management Information Circular

To the Corporation’s knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for its Chair and Chief Executive Officer, and its Named Executive Officers (collectively “Named Executives”) of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the Human Resources Committee, which is composed entirely of independent directors.

The Committee has the responsibility to ensure that the Corporation attracts and retains senior leadership team that will develop and execute a strategic plan, through which is expected to deliver superior value over the long-term to the Corporation’s Shareholders and other stakeholders. In carrying out its duties, the Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary. The Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The Committee also reviews various senior management development programs, as well as a succession plan for key positions.

As part of its Shareholder outreach program, the Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory resolution on Osisko’s approach to executive compensation. The Committee assesses the compensation structure on an annual basis in order to ensure that it is aligned with Shareholders’ interests.

Composition of the Human Resources Committee

The Committee is currently comprised of the following four directors: Ms. Françoise Bertrand (Chair), Mr. Christopher Curfman, Ms. Joanne Ferstman and Mr. Charles E. Page, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the Committee, who have the necessary background in executive compensation and risk management to fulfill the Committee’s duties and responsibilities. All members of the Committee have extensive experience as described in the directors’ biographies outlined previously. Specifically, they bring the following experience and skills set to the Committee:

2019 Management Information Circular	27

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the Committee in relation to the 2018 exercise:

Compensation Matters

  Reviewed the organization structure of the Corporation;
  Reviewed the Corporation’s compensation philosophy;
  Reviewed and recommended the approval of the amended RSU Plan;
  Reviewed and recommended the approval of the 2017 short-term incentive payout;
  Reviewed and recommended to the Board of Directors the approval of the 2018 objectives under the annual incentive program. The Committee monitored the quarterly performance against these objectives and in early 2019, conducted a detailed review of the achievements with the Chair and Chief Executive Officer and the President, and recommended annual payout;
  Reviewed and recommended the approval of the amended Stock Option Plan, which, among other changes, consisted of reducing the plan from an 8% to a 5% rolling plan;
  Reviewed and recommended the approval of the amended Policy on Recovery of Incentive Compensation, which consisted of including cash based and equity based compensation awarded to the Corporation’s officers duly appointed by the Board;
28	2019 Management Information Circular

  Reviewed and recommended the approval of the amended Employee Share Purchase Plan, which consisted of reducing the plan from a 1% to a 0.5% rolling plan;
  Monitored long-term compensation programs (options and RSUs), including the performance against established objectives which led to the payment in 2018 of the RSUs granted in 2015;
  Reviewed the long-term incentive programs and recommended to the Board to approve modifications to such long-term incentive programs;
  Reviewed and recommended the approval of a salary increase for the Chair and Chief Executive Officer of the Corporation and other executive team members;
  Reviewed and recommended the approval of the 2018-2021 long-term objectives for the 2018 RSU grants;
  Reviewed and recommended the approval of the annual 2018 long-term grants (options and RSUs) pursuant to the long-term incentive program;
  Reviewed the directors’ compensation program and recommended the approval of the 2018 annual grants of DSUs;
  Reviewed the 2018 voting results for the advisory resolution on executive compensation (“Say-on- Pay”);
  Reviewed settlement alternatives for RSUs and DSUs, namely providing for a settlement either in cash, Common Shares or a combination of cash and Common Shares;
  Monitored development in talent management, remuneration practices and governance related thereto; and
  Reviewed and assessed the performance of the Chief Executive Officer.

Governance and Administrative Matters

  Reviewed the securities ownership guidelines and executive’s ownership of the Corporation’s securities;
  Reviewed the Charter of the Human Resources Committee and approved the Annual Work Program; and
  Reviewed and recommended to the Board to approve the compensation disclosure contained in the Circular.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation was created as part of the corporate transaction between Agnico Eagle Mines Limited, Yamana Gold Inc. and Osisko Mining Corporation (“OMC”) in response to a non-solicited takeover bid (the “Osisko Transaction”). The Osisko Transaction was announced on April 16, 2014. Upon Closing of the Osisko Transaction, certain key senior executives employed by OMC were hired by the Corporation.

In 2014, the Committee focused on ensuring that the senior management team that had successfully created significant value for OMC be hired given their knowledge of the industry, their past execution track record and their demonstrated ability to work as a team in an entrepreneurial culture. This team also brought their extensive knowledge and understanding of the assets of the Corporation. The Committee also recognizes the positive benefits from having the entrepreneurial spirit under the leadership of Mr. Sean Roosen. The mandate of the management team was to establish a leading intermediate royalty company through the acquisition and creation of new royalties and streams to complete the initial assets of Osisko. The initial key strategic objectives, which are still in force today are:

(i)	Grow asset base through the creation and acquisition of royalties, streams and investments that could lead to future cash flowing royalties and streams;
(ii)	Maintain strong financial capacity to fund asset growth;
(iii)	Attract and retain key talent to execute strategy in an entrepreneurial mode; and
(iv)	Maintain leadership in sustainability within the Québec and Canadian mining industry.

The Corporation has executed several transactions over the past 57 months as it builds its portfolio of royalties and streams, including a transformational transaction completed on July 31, 2017 pursuant to which the Corporation acquired from Orion Mine Finance Group (“Orion”) a portfolio of 74 assets (the “Orion Transaction”). The Corporation has also assigned key individuals of the core management group to assume leadership position in key associate companies, including Osisko Mining, Barkerville Gold Mines Ltd. (“Barkerville”) and Falco Resources Ltd. (“Falco”) to advance exploration and development projects, thereby providing future cash flow generating assets.

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One of the key responsibilities of the Committee in establishing a compensation program for the Named Executives (as defined herein) is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

Compensation Philosophy

Our compensation philosophy is based on providing a highly competitive base salary, along with short and long-term incentives that will provide the management team with a high payout on the achievements of key strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

In establishing the compensation programs, the Committee conducts comparative studies, monitors compensation trends within the mining industry and seeks input from external advisors as required. The Committee also monitors Shareholders’ feedback on compensation, including the results of the annual advisory vote on compensation received from Shareholders.

In addition, the Committee monitors and reviews the inherent risks related to the compensation program. To date, the Corporation has successfully been able to attract and retain management talent to develop and execute its value creation plan.

The Corporation believes that the Named Executives’ responsibilities are best executed through their actions as a group. The creation of a new company operating in a new field dominated by few large competitors and subject to increasing competition from private equity funds, mining companies, sovereign funds, to name a few, presents significant challenges, including the implementation of an efficient management structure in order to ensure the growth of the Corporation. In addition, the business plan of the Corporation, which includes diversification of its revenues, investment in emerging junior mining companies, creation or acquisition of royalty interests and revenue streams offer additional challenges to the Named Executives who have been and will continue to be called upon to play various roles in several fields of activity.

For these reasons, the Corporation advocates a team approach for the short and long-term incentive compensation of the Named Executives. Performance monitoring of Named Executives over the first 57 months of existence of the Corporation has confirmed the validity of this approach. Based on the recommendation of the Committee, the Board of Directors approves the corporate objectives for Named Executives of the Corporation and has also determined them to be collective goals.

Independent Compensation Consultants

The Committee, at its discretion, hires independent compensation consultants. With the establishment of Osisko in mid-2014, the Committee had mandated PCI – Perrault Consulting Inc. to provide assistance in the establishment of initial compensation arrangements.

The Committee receives detailed compensation analysis from management on various companies from the mining sector in order to ensure the continued market competitiveness of the compensation of the Named Executives. At the end of 2016, the Committee mandated Meridian to conduct a review and analysis of directors and executives’ compensation within the sector. Meridian’s report was submitted to the Committee in early 2017. No independent compensation consultant was hired by the Corporation in 2018.

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2018 Compensation Advisory Fees

The following table illustrates in detail the components of the advisory fees incurred by the Corporation for compensation consultants in 2018 and in 2017:

	Fees incurred in 2018 ($)	Fees incurred in 2017 ($)
Meridian Compensation Partners LLC Compensation consulting services	Nil	52,539

Compensation Comparator Group

In order to allow the members of the Committee to proceed with a review of the compensation of the Named Executives, management collected compensation information from management information circulars of a number of peer companies and submitted its findings to the Committee. Following is the list of twelve companies selected by management as part of the 2018 compensation review. These publicly-traded Canadian companies were selected to form part of the 2018 peer group (“Peer Group”) based on their market capitalisation, the fact that they are in the mining or mining royalty business and have operations in Québec, Canada.

Company	Sector	Head Office	Market Cap in ($ M)(1)
Agnico Eagle Mines Limited	Gold	Canada	13,488
Alamos Gold Inc.	Gold	Canada	3,187
Altius Minerals Corporation	Diversified Metals & Mining	Canada	646
Detour Gold Corporation	Gold	Canada	2,585
Hudbay Minerals	Copper	Canada	2,908
IAMGOLD Corporation	Gold	Canada	3,414
Kirkland Lake Gold Ltd.	Gold	Canada	3,989
Pretium Resources Inc.	Gold	Canada	2,612
Semafo Inc.	Gold	Canada	1,160
SSR Mining	Gold	Canada	1,326
Stornoway Diamond Corporation	Diamonds	Canada	552
Wheaton Precious Metals Corp.	Gold	Canada	12,292
Osisko Gold Royalties Ltd	Gold	Canada	2,291
(1)	As at December 31, 2017.

For each of the Named Executives, the members of the Committee analysed the compensation mix as well as the overall compensation package in comparison with the compensation offered by the Peer Group. Further to its analysis, the Committee determined that compensation levels and mixes were adequate for all Named Executives except for the Chief Executive Officer’s base salary.

Compensation Policy

As is typical in the mining industry, the Corporation’s executive compensation policy is comprised of a combination of cash and stock option grants and RSU grants to Named Executives. The Committee may also award DSUs to Named Executives on an ad hoc basis but has not done so to date.

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Components of the Compensation Program

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value phantom shares, payable in cash or in shares, at the Corporation’s discretion, as at the end of the three-year vesting period), reflects the Corporation’s evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of options and RSUs to Named Executives are made on an annual basis, generally following the annual meeting of Shareholders. Annual incentive, option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

For any grant, options vest as to one third of the total grant at each of the first three anniversaries of such grant. RSU grants are subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period (as more thoroughly described below under the heading “Long-Term Incentive Compensation”). The Committee considers that such performance criteria improves Named Executives’ alignment with Shareholders’ interests and further promotes value creation.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives’ alignment with Shareholder value creation. The Stock Option Plan, RSU Plan and the DSU Plan are further described under the heading “Long-Term Incentive Compensation” below.

In 2017, the Committee decided to increase the “value at risk” of the Named Executives through an increase of the targeted performance components of their compensation. At the same time, the Committee decided to modify the balanced allocation approach of the long-term compensation components (initially 50% options and 50% RSUs) to decrease the proportion of options to 40% and increase the proportion of RSUs to 60%.

Prior to this modification, the target of each of the four components of the compensation of the Named Executives totalled approximately 25% of the total compensation. Following are the targets for each of the four components of the compensation of the Named Executives in comparison to the actual compensation they received for 2018:

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	Base Salary		Short term incentive		Stock Options		RSUs
	Target	2018	Target	2018	Target	2018	Target	2018
Chief Executive Officer	20%	22%	20%	14%	24%	26%	36%	38%
President and Senior Vice President	22%	24%	22%	15%	22%	24%	34%	37%
Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary	23%	25%	23%	16%	21%	23%	33%	36%

Management of Compensation Risks

The Committee structures the components of the compensation program in order to generate adequate incentives to increase Shareholders value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the Committee establishes the total compensation of the Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize Shareholders value.

The fixed component of the Named Executives’ compensation is essentially composed of the base salary, which represents between 20% and 23% of their total compensation. The components forming the remaining 77% to 80% represent the “value at risk” and aim at rewarding short to long-term objectives and are composed of an annual incentive (100% performance based on a yearly basis), grant of RSUs (one half of which is performance based on a 3-year period) and grant of options. In connection with the implementation of its strategic growth plan, the Corporation has generally reached its targets for each of the components of the compensation structure for the Named Executives.

The long-term compensation comprises RSUs and options. The Committee considers that the granting and vesting policies provide sufficient incentives to motivate the Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders. In addition, the increase of the performance component targets of the Named Executives, coupled with the reduction of the option component of the long-term incentives resulted in a further alignment of the Named Executives interests with those of the Shareholders.

Options vest over a three-year period and have a five-year term. The Committee considers that these characteristics provide sufficient incentives to motivate the Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders. Notwithstanding the foregoing, because of the nature of an option, market volatility may result in financial benefit which may not be strictly related to the performance of the Corporation. In assessing the component and respective proportion of the elements forming part of the long-term compensation components, the Committee decided to establish such respective proportion to 40% in options and 60% in RSUs in order to ensure that interests of the Named Executives are aligned with those of the Shareholders.

Within the scope of ensuring best practices, the Committee adopted formal securities ownership guidelines in 2015 in order to further align the long-term interests of the Shareholders, provided that the calculation of the minimum shareholding be based on:

(i)	the higher of the acquisition cost or market value of shares;
(ii)	the higher of the issue price or market value with respect to DSUs and RSUs; and
(iii)	with respect to RSUs, only those which are exclusively subject to time-based vesting shall be used in the determination of the minimum securities ownership.
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Additional information on the securities ownership guidelines is provided under the heading “Securities Ownership”.

Also, as part of the risks review presented to the Corporation’s Audit Committee, none was related to compensation among all risks identified. As Ms. Joanne Ferstman and Mr. Charles E. Page are both members of the Audit Committee and of the Committee, they bring their knowledge, experience and insight on risk issues to the Committee. Any identified risk related to human resources and compensation of management are transmitted to the Committee which is responsible to follow-up on the implementation of the recommendations according to established priorities. The Committee then reports the results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation’s compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The Committee will continue to monitor and review the Corporation’s compensation policies and practices annually to ensure that no component of the Named Executives’ compensation constitutes a risk.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its directors and officers.

Base Salary

The base salary is the only fixed component of the compensation of the Named Executives. The Corporation’s policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers’ experience, competencies and track record of accomplishments and preserving a “team approach” toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the Named Executives are reviewed and, as applicable, adjusted yearly by the Committee considering the overall corporate performance of the Named Executives team, the comparator group metrics, and, as applicable, general market conditions.

Initial salaries for the Named Executives were set in July 2014 with effect as of the commencement of operations of the Corporation in June 2014 and reviewed annually thereafter.

For 2018, the base salary of each of the Named Executives remained at the 2017 levels except for the Chief Executive Officer’s base salary, which was increased following a review of the compensation of the Peer Group.

Compensation Reimbursements – Associate Companies

As part of its business model and strategy for growth, the Corporation invests in associate companies and, as a result, members of management, including certain Named Executives, may, from time to time, be appointed to the board of directors or executive positions in such associate companies. The Corporation allocates and charges back a portion of such Named Executive’s base salary to such associate company or, as applicable, takes into account the remuneration paid by such associate company to such Named Executive in reviewing and establishing the total compensation. As such, the annual base salary level shown below is the total salary that a Named Executive is receiving taking into account the portion of salary assumed directly by the Corporation and the portion assumed by associate companies, as applicable. In addition, the Corporation also reduces the long-term compensation of the Named Executive up to a value representing 50% of such long-term compensation to take into account share based awards received from associate companies.

The following table lists the associate companies with respect to which certain Named Executives assumed or were assuming a board member role or an executive function as of the date hereof:

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Companies	Officers	Directors
Barkerville Gold Mines Ltd.	François Vézina	Sean Roosen (Chair)
Osisko Metals Incorporated	N/A	Luc Lessard
Falco Resources Ltd.	Luc Lessard André Le Bel	Bryan A. Coates (Chair)
Osisko Mining Inc.	N/A	Sean Roosen (Chair)
TerraX Minerals Inc.	N/A	Elif Lévesque
Victoria Gold Corp.	N/A	Sean Roosen

The actual salary effectively assumed by the Corporation for each of the Named Executives is therefore adjusted to take into account the cash remuneration received by the Named Executives for their services to such associate companies.

The table below shows the annual base salary level and actual salary assumed by the Corporation, net of remuneration assumed by associate companies, for each of the Named Executives in 2017 and 2018:

Named Executives	Annual Base Salary level as at January 1st, 2018 ($)	Actual Salary assumed by the Corporation in 2018 ($)	Annual Base Salary level as at January 1st, 2017 ($)	Actual Salary assumed by the Corporation in 2017 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	700,000	486,481	650,000	491,000
Bryan A. Coates, President	500,000	478,000	500,000	482,460
Elif Lévesque, Chief Financial Officer and Vice President, Finance	350,000	340,000	350,000	345,000
Luc Lessard, Senior Vice President, Technical Services	500,000	33,750	500,000	176,359
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	310,000	209,603	310,000	229,493

The table below shows the Long-term Incentive level and actual Long-term Incentive assumed by the Corporation, net of remuneration assumed by associate companies, for each of the Named Executives in 2017 and 2018:

Named Executives	Annual LTI level as at January 1st, 2018 ($)	Actual LTI assumed by the Corporation in 2018 ($)	Annual LTI level as at January 1st, 2017 ($)	Actual LTI assumed by the Corporation in 2017 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	2,100,000	1,375,585	1,950,000	983,721
Bryan A. Coates, President	1,250,000	634,000	1,250,000	1,208,621
Elif Lévesque, Chief Financial Officer and Vice President, Finance	805,000	784,342	805,000	758,351
Luc Lessard, Senior Vice President, Technical Services	1,250,000	634,000	1,250,000	923,050
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	713,000	674,566	713,000	682,618
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Annual Incentive Compensation

The Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on recommendation of the Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board of Directors retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee reviews the realization of the Corporation’s objectives and meet with management to discuss and consider each element contained in the corporate objectives. The Committee also meets in camera to discuss this matter.

The Corporation’s 2018 short-term key objectives (the “2018 Key Objectives”) consist of eight key categories, which are set forth below:

2018 CORPORATE OBJECTIVES		Allocation %
1)	Acquire new royalties or streaming assets with targeted cash flow within short-term. Investment target set at $150 million.	30.0
2)	Increase mining asset net asset value (“NAV”) per share by 10%.	10.0
3)	Outperform TSX Gold Index by 10%.	5.0
4)	Restructure offtake agreements to reduce working capital requirements, and reduce general and administration costs.	10.0
5)	Increase Shareholder value through the execution of buyback of shares through its normal course issuer bid and/or increase of dividend and reduce major’s Shareholders’ position.	15.0
6)	Reduce debt by $50 million	10.0
7)	Review the management of the equity portfolio, including potential creation of the Corporation’s capital, to enhance returns and create additional value for Shareholders	10.0
8)	Maintain leadership in sustainability	10.0
TOTAL		100.0

The following is a summary of achievements completed by the Corporation toward reaching the 2018 Key Objectives:

1.	Acquisition of new royalties or streaming assets with targeted cash flow within short-term period of three years. Investment targeted at $150 million

•

Entered into an amended and restated purchase and sale agreement with Stornoway Diamond Corporation (“Stornoway”) in relation to the Renard stream. As part of the improved streaming terms the Corporation shall continue to hold a 9.6% stream in all diamonds produced from the Renard mining property for the life of the mine. Upon the completion of a sale of diamonds, the Corporation will remit to Stornoway a cash transfer payment that shall be the lesser of 40% of achieved sales price and US$40 per carat; the Corporation invested an additional $21.6 million with Stornoway as part of this transaction;

•	Acquired from Victoria Gold Corp. (“Victoria”) a 5% net smelter return (“NSR”) royalty for $98 million on the Dublin Gulch property which hosts the Eagle Project located in Yukon, Canada;
•	Received $159.4 million from Pretium Exploration Inc. following the exercise of its option to fully repurchase from Osisko Bermuda Limited its interest in the Brucejack gold and silver stream;
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•

Completed the acquisition of a 1.75% NSR royalty on the Cariboo property held by Barkerville Gold Mines Ltd. (“Barkerville”) for an aggregate purchase price of $20 million, thus increasing the Corporation’s NSR royalty to a total of 4% and including an option to acquire an additional 1% NSR royalty for $13 million;

•

Negotiated a silver stream purchase agreement for 90% (may increase to 100%) of payable silver produced at Horne 5 Project held by Falco for $180 million; the transaction closed at the end of February 2019;

•

Notified Osisko Mining Inc. (“Osisko Mining”) of its intent to exercise its right to purchase Osisko Mining’s buy-back rights on existing royalties on the Windfall Lake property for $5 million, thus allowing the Corporation to increase its royalty by an additional 1% to 2% NSR royalty;

•	Acquired royalties on the Dublin Tin Project held by Strongbow Exploration Inc., Algold Resources Ltd.’s Tijirit Gold Project in Mauritania and Sunny Side project operated by Barksdale Capital Corp.;
•	Participated in the financial restructuring of the Amulsar project held by Lydian International Limited in Armenia, pending government sanctioned construction suspension;
•	Total investment reached more than $145 million (as part of the total commitment of more than $350 million); and
•	As part of new stream/financing transactions, the Corporation invested approximately $62.5 million in equities.

2.	Increase mining asset NAV per share by 10%

•	As at year end, the Corporation’s NAV per Common Share had increased by 0.2% over the value as at the end of 2017.

3.	Outperform TSX Gold Index by 10%

•	As at year end, the Corporation’s price per Common Share was at $11.97, a decrease of 17.6% compared to a 7.6% decrease for the TSX Gold Index.

4.	Restructure offtake agreements to reduce working capital requirements and reduce general and administration costs

•	Converted the gold offtake agreement of the Matilda project operated by Blackham Resources Limited into a 1.65% gold stream; thereby reducing the working capital by US$2 million; and
•	Amended the Corporation’s RSU plan to eliminate volatility on expenses.

5.	Increase Shareholder value through the execution of the Corporation’s share buyback program, increase dividend or reducing major Shareholders’ position

•	Acquired a total of 2,709,779 Common Shares under the Corporation’s normal course issuer bid (“NCIB”) at an average price of $12.15 per Common Share;
•

Renewed its NCIB allowing for a buyback of up to 10,459,829 Common Shares; furthermore, the Corporation declared its intent to use up to $100 million of the proceeds received from Pretium Exploration Inc. to fund share repurchases as part of its NCIB, as deemed appropriate by the Corporation from time to time;

•	Declared and paid since inception of the Corporation’s quarterly dividend program an aggregate amount of $86 million.

6.	Reduction of debt by $50 million

•	Repaid $123.5 million on its revolving credit facility and extended the maturity date thereof by one year to November 14, 2022.
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7.	Review the management of the equity portfolio, to enhance returns and create additional value for Shareholders

•

Delivered shares of AuRico Metals Inc. to Centerra Gold Inc. for a $1.80 cash consideration per share and for total proceeds of $25.5 million, generating a gain of $15.5 million, based on the cash cost of the shares;

•	Participated with Orion Mine Finance Fund II in the privatization of Dalradian Resources Inc. (“Dalradian”) increasing the Corporation’s interest from 7.9% to 10.7%.
•	Acquired additional shares of Osisko Mining and of Osisko Metals Incorporated (“Osisko Metals”) as part of private placements completed in September 2018;
•

Purchased a secured debenture for an amount of $7 million from Falco that was converted into 12,104,444 Falco shares and 6,052,222 common share purchase warrants following the approval of a majority of the disinterested shareholders of Falco in November 2018;

•	Completed, as part of the 5% NSR royalty acquisition completed with Victoria, a share subscription totalling $50 million to acquire common shares of Victoria;
•

Acquired, as part of the 1.75% NSR royalty acquisition completed with Barkerville, 10,000,000 common share purchase warrants of Barkerville having an exercise price of $0.75 per Barkerville common share and which may be exercised during a period of 36 months following the closing of the transaction; and

•	Including the above-mentioned items, invested $104.7 million in equities and received $27.0 million as proceeds of disposal of shares.

8.	Maintain leadership in sustainability

The Corporation’s leadership in sustainability can be grouped under 5 themes: mining industry, host communities and Governments, charities and sponsorship, project specific and governance.

(a)	Mining Industry

•

The Corporation continues to participate in advocacy role for the mining industry through representation in various associations (Association de l’Exploration Minière du Québec, Association Minière du Québec, Fédération des chambres de commerce du Québec).

•	Sponsorship of conferences at industry related events.

•	Promoted gender diversity in mining and other business and continued development of Montreal’s Young Mining Professionals organization.

•

Ms. Elif Lévesque was recognized as Québec’s Chief Financial Officer of the Year for small and medium enterprises by the Québec chapter of FEI Canada and was nominated and selected for the 2018 edition of the Top 100 Global Inspirational Women in Mining – co-sponsored by Women in Mining and BMO Capital Markets.

(b)	Host Communities and Governments

•	The Corporation continues to maintain an open dialogue with host communities and governments in order to ensure success of mining enterprises. It also participates in Québec’s Plan Nord initiatives.

•	Members of management of the Corporation also participated with the Québec Government on increasing investor and stakeholder awareness for resource development in Québec.
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•

The Corporation is actively involved with the Fonds Restor-Action Nunavik, which goal is the cleaning and rehabilitation of abandoned mining sites in partnership with governments, Inuit and First Nations.

(c)	Charities and Sponsorship

•	The Corporation supports various charities and community organizations.

•	It also promotes higher education either through direct sponsorship or through lectures and conferences given by members of management.

(d)	Project specific

•	The Corporation initiated dialogue with the Québec Government on projects being developed by associate companies.

•	Through its growth, the Corporation was able to maintain strong employee engagement. The participation of its employees in the Employee Share Purchase Plan stands at above 89%.

(e)	Governance

•

The Corporation, being fully aware that mining projects depend not only on compliance with applicable regulations but also, and sometimes to a greater extent, on maintaining the social licence (the support) from host communities, promotes and maintains strong relationships with its stakeholders through regular meetings held in various locations.

•

The Corporation engages with Shareholders with respect to compensation matters. The Committee assesses the compensation structure on an annual basis in order to ensure that it remains aligned with Shareholders’ interests. Although most public companies, are impacted by the general trend of decreasing support on such matter, the Corporation has nonetheless achieved strong support from its Shareholders, namely 98% in 2015, 98% in 2016, 94% in 2017 and 99% in 2018.

Assessment of 2018 Key Objectives by the Committee

The 2018 Key Objectives were approved by the Board of Directors, upon recommendation of the Committee. The Committee monitored on a quarterly basis the progress made by management toward achieving said objectives. The Committee reviewed achievements against the Corporation’s objectives and thereafter met with management and in camera to discuss and consider the payout under the short-term incentive program.

The Committee provided its recommendation to the Board which also deliberated with the presence of senior members of management and determined and approved the following assessment of the 2018 Key Objectives set forth below:

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2018 CORPORATE OBJECTIVES		Allocation %	Achievement %
1)	Acquire new royalties or streaming assets with targeted cash flow within short-term. Investment target set at $150 million.	30.0	30.0
2)	Increase mining asset NAV per share by 10%.	10.0	0.0
3)	Outperform TSX Gold Index by 10%.	5.0	0.0
4)	Restructure offtake agreements to reduce working capital requirements, and reduce general and administration costs.	10.0	5.0
5)	Increase Shareholder value through the execution of buyback of shares through its normal course issuer bid and/or increase of dividend and reduce major’s Shareholders’ position.	15.0	6.0
6)	Reduce debt by $50 million	10.0	12.5
7)	Review the management of the equity portfolio, including potential creation of the Corporation’s capital, to enhance returns and create additional value for Shareholders	10.0	0.0
8)	Maintain leadership in sustainability	10.0	10.0
TOTAL		100.0	63.5

The Committee also assessed the Chief Executive Officer’s performance for 2018 and, further to such review the Committee provided a recommendation to the Board which took into consideration the “team approach” philosophy of the Corporation. The Committee also recommended to the Board to approve the individual performance factor rate for the Named Executives, which was established at a rate of 1.0.

The Board reviewed and discussed the recommendation of the Committee for the Named Executives, including for the Chief Executive Officer and approved the following payment of the annual incentive award (“Annual Incentive Award”) to the Named Executives and the Chief Executive Officer for the financial year ended December 31, 2018, which payment takes into account the individual performance factor recommended by the Committee:

Named Executives	Value of the 2018 Annual Incentive Award ($)	Value of the 2017 Annual Incentive Award ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	444,500	1,300,000
Bryan A. Coates, President	317,500	900,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	222,300	665,000
Luc Lessard, Senior Vice President, Technical Services(1)	247,500	756,937
André Le Bel, Vice President, Legal Affairs and Corporate Secretary(1)	153,227	521,557
NOTE:
(1)	Net of annual incentive award assumed by associate companies.

Long-term Incentive Compensation

The Corporation’s long-term compensation program ensures the alignment of the Named Executives with Shareholders and other stakeholders in the value creation process. The long-term compensation provides an effective retention measure for key senior executives. The establishment of a balance between short and long-term compensation is essential for the Corporation’s sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance while limiting Shareholder dilution and to complement the existing Stock Option Plan, the Corporation adopted a RSU Plan and a DSU Plan.

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Until December 31, 2016, the total compensation included approximately 50% long-term compensation components in the form of options and RSU grants of equal value. Since 2017, the percentage of the long-term component of the Named Executives’ compensation over their total compensation has been increased as follows:

Named Executives	Percentage of the long-term component of Named Executives’ compensation over their total compensation (%)
Chief Executive Officer	60
President and Senior Vice President	56
Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary	54

The Stock Option Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as “Osisko’s Long-Term Incentive Plans”.

The Committee manages Osisko’s Long-Term Incentive Plans with full authority. The Committee considers ad hoc and annual grants of options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing management’s recommendation relating to grants under the Long-Term Incentive Plans, the Committee and the Board of Directors may take into account past grants and factor in any such grants made by associate companies to any of the Corporation’s Named Executives.

Options

The Shareholders of the Corporation have re-confirmed at the 2017 annual meeting the Stock Option Plan which was approved initially in 2014, allowing for the grant of options to officers and employees of the Corporation, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Options are granted by the Board of Directors based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, except in respect of grants to himself. The total number of options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of options to be granted to said employee, except for same year grants, if any. The Black-Scholes value of options granted by associate companies to any Named Executive for their executive role reduces the options to be granted to any such Named Executive by the Corporation.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares. The duration and the vesting period are determined by the Board. However, the expiry date may not exceed 7 years after the date of grant. To date, all grants are set to expire five years after the date of grant.

The table below provides additional information on the Stock Option Plan for each of the last five financial years ended on December 31.

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Year	Options granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2018	886,900	156,617,000	0.6
2017	763,400	127,939,000	0.6
2016	1,084,700	104,671,000	1.0
2015	987,000	87,856,000	1.1
2014	901,400	45,964,000	2.0
(1)	Burn Rate: means the total number of options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

The terms and conditions of the Stock Option Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the Committee’s discretion, to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

The vesting of half of each RSU grant are subject to performance criteria. All RSU grants (except the Special RSU Grant) are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria approved by the Committee and the Board of Directors. For greater certainty, settlement of performance based RSUs granted as part of the annual long-term incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such RSU grant remains the sole prerogative of the Board of Directors. The terms and conditions of the Special RSU Grant are more specifically addressed under the heading “Annual Incentive Award” above.

The Committee considers that such performance criteria improves the alignment of Named Executives’ interests with those of Shareholders of the Corporation and promotes sustainable growth and value creation. The Committee monitors the achievement of these performance criteria on a regular basis.

Whenever dividends are paid on Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled, at the discretion of the Corporation, in Common Shares, in cash (in which case for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or a combination of both Common Shares and cash, less applicable withholdings.

The Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

In the event a participant resigns or is terminated by the Corporation for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

•

the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and

42	2019 Management Information Circular

•

all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

The value of RSU grants are based on recommendations made by the Chair of the Board and Chief Executive Officer (except in respect of grants to himself) and the closing price of a Common Share on the TSX on the day prior to the grant date.

In connection with the 2018 grant of RSUs, the following 3-year performance long-term objectives (the “2018 Long-Term Objectives”) were approved by the Committee:

i.	increase NAV per share by 12%;
ii.	increase revenues to equivalent of 184,000 ounces of gold;
iii.	increase annual operating cash flow to $218 million;
iv.	enhance/realize investment/exploration portfolio by 20% and develop accelerator business;
v.	provide superior return to Gold Index and peers;
vi.	maintain sound financial position – reduce strategic investors position to below 10% and refinance debentures of $350 million with maturity dates in 2021 and 2022; and
vii.	establish leadership in sustainability.

In connection with the 2017 grant of RSUs, the following 3-year performance long-term objectives were approved by the Committee:

i.	increase NAV per share by 16%;
ii.	increase revenues to equivalent of 150,000 ounces of gold;
iii.	enhance/realize investment/exploration portfolio by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

In connection with the 2016 grants of RSUs, the following 3-year performance long-term objectives were approved by the Committee:

i.	increase asset base to $1,850 million;
ii.	increase revenues to equivalent of 60,000 ounces of gold;
iii.	enhance/realize investment/exploration portfolio by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

In connection with the 2015 grants of RSUs, the following 3-year performance long-term objectives were approved by the Committee:

i.	increase asset base by 50% approximately to $1.5 billion;
ii.	diversify corporate revenue stream by reducing Canadian Malartic to 40% of overall contribution;
iii.	enhance/realize value of equity and exploration portfolios by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The year 2018 was the second year in which settlement of RSUs was performed by the Corporation. As previously stated, the Committee has been monitoring the achievement of the 2015 Long-Term Objectives for the last three years and assessed in August 2018 how such objectives were met. To this effect, management presented to the Committee its assessment of the Corporation’s achievements pursuant to the 2015 Long-Term Objectives as follows:

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(i)	Increase asset base by 50% approximately to $1.5 billion (25%);

	(a)	From June 2015 to June 2018, the book value of the assets of the Corporation increased from $1 billion to $2.5 billion. This $1.5 billion increase represents a 131% growth.

(ii)	Diversify corporate revenues stream by reducing the Canadian Malartic royalty to 40% of overall contribution;

(a)

The Corporation completed on July 31, 2017 a transformative transaction to acquire Orion’s portfolio of Royalties, stream and offtake assets for $1.125 billion. This portfolio includes cash flowing assets mainly in the Americas.

	(b)	The Corporation acquired a silver stream on Taseko Mines Limited’s participation in the Gibraltar Mine.

	(c)	The Corporation acquired from Teck Resources Limited its Eastern Canadian Gold Royalty portfolio.

	(d)	The Corporation acquired a 5% NSR royalty on the Eagle Project held by Victoria.

	(e)	The Corporation acquired a gold stream on the Back Forty Project from Aquila Resources Inc.

	(f)	The Corporation acquired a 5% NSR royalty and a 40% net profit interest royalty in the Vezza gold property operated by Ressources Nottaway Inc.

(g)

The Corporation has exercised its option to acquire a 1% NSR royalty on Osisko Mining’s Windfall Lake project and it also negotiated an earn-in deal with Osisko Mining in order to convert the James Bay exploration properties into sliding scale 1.5 to 3.5% NSR royalties.

	(h)	The Corporation acquired a 2.25% NSR royalty on the Cariboo gold project from Barkerville.

	(i)	The Corporation acquired 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa project owned by South 33 Limited (formerly Arizona Mining inc.).

	(j)	The Corporation acquired a 0.75% NSR royalty on Monarques Gold Corporation’s Croinor property.

	(k)	The Corporation acquired a 1% NSR royalty on Osisko Metals’ properties and negotiated a right of first refusal on future royalties, stream or similar interests.

(l)

The Corporation also acquired royalties on the Dublin Tin Project held by Strongbow Exploration Inc., on Algold Resources Ltd.’s Tijirit Gold Project in Mauritania and Erris Resources plc’s Irish properties.

	(m)	The Corporation also entered into options to acquire royalties through its portfolio of investments.

Throughout these acquisitions, the contribution of the revenues derived from the Canadian Malartic mine royalty to the overall revenues of the Corporation has been progressively reduced to 46%.

(iii)	Enhance/realize value of equity and exploration portfolios by 20%;

(a) In the last three years, the Corporation participated in the re-launch of Osisko Mining through funding and entering into mutually beneficial transactions with Osisko Mining.
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(b)

Through its financing support as well as its technical assistance, it supported (i) the development of Falco’s Horne 5 project, including filing of new resources and of a feasibility study, (ii) the issuance of a new resource calculation and preliminary economic assessment at Osisko Mining’s Marban project, (iii) the initiation of the preliminary economic assessment and the environmental impact assessment at the Windfall Lake project held by Osisko Mining, (iv) the development of Barkerville’s Cariboo project.

(c)	The Corporation invested $50 million in Victoria Gold Corp. as part of a royalty transaction in 2018 and $28.2 million in Dalradian Gold Limited in 2017.

(d)

The Corporation also increased the value of its portfolio by approximately $70 million through crystalizing gains on, among others, Labrador Iron Ore Royalty Corporation, Arizona Mining Inc. and AuRico Metals Inc.

(iv)	Provide superior return to Gold Index and peers;

(a)

From June 2015 to June 2018, the price of the common shares of the Corporation fluctuated; however, at the end of June 2018, the share price was at $12.45, down from $15.72 at the end of June 2015. During the same period, the TSX Gold Index level progressed from 1,248 points to 1,482 points.

(v)	Maintain sound financial position

In the last three years, the Corporation increase its financial flexibility to pursue its growth strategy by:

	(a)	Completing, in February 2016, a $150 million equity financing.

	(b)	Securing with Investissement Québec a $50 million financing by way of a convertible debenture bearing 4% interest; the debt matures in February 2021 and is convertible at a price of $19.08.

	(c)	Increasing its credit facility to $350 million (with a $100 million accordion).

	(d)	Concurrent to the closing of the Orion Transaction, the Corporation completed a $275 million private placement with the Caisse ($200 million) and Fonds FTQ ($75 million).

	(e)	The Corporation completed in November 2017 a $300 million financing by way of a convertible debenture bearing interest at a rate of 4% and having a 5 year maturity date.

(vi)	Establish leadership in sustainability

The Corporation’s leadership in sustainability can be grouped under 5 themes: mining industry, host communities and Governments, charities and sponsorship, project specific and governance.

(a)	Mining Industry

•

The Corporation continues to participate in advocacy role for the mining industry through representation in various associations (Association de l’Exploration Minière du Québec, Association Minière du Québec, Fédération des chambres de commerce du Québec).

•

The corporation received recognition at the Mines and Money conference held in Toronto in 2017 where the Orion Transaction was awarded the award for “Best Transaction globally and in North America” and Sean Roosen was awarded the distinction of “Best CEO for North America”.

•	Sponsorship of conferences at industry related events.
2019 Management Information Circular	45

•	Promoted gender diversity in mining and other business and well as the continued development of Montreal’s Young Mining Professionals organization.

(b)	Host Communities and Governments

•	The Corporation continues to maintain an open dialogue with host communities and governments in order to ensure success of mining enterprises. It also participates in Québec’s Plan Nord initiatives.

•	Members of management of the Corporation also participated with the Québec Government on increasing investor’s awareness to resource development in Québec.

(c)	Charities and Sponsorship

•	The Corporation supports various charities and community organizations.

•	It also promotes higher education either through direct sponsorship or through lectures and conferences given by members of management.

(d)	Project specific

•	The Corporation maintained dialogue with the Québec Government on projects being developed by associated companies (Falco’s Horne 5 project and Osisko Mining’s Windfall project).

•

Through its growth, the Corporation was able to maintain strong employee engagement. The participation of its employees in Employee Share Purchase Plan stands at above 85%. Further to its acquisition of Virginia, the Corporation also ensured the successful integration of its new employees and their continued employment through a transfer to Osisko Mining.

(e)	Governance

•

The Corporation, being fully aware that mining projects depend not only on compliance with applicable regulations but also, and sometimes to a greater extent, on maintaining the social licence (the support) from host communities, promotes and maintains strong relationships with its stakeholders through regular meetings held in various locations.

•

The Corporation engages with Shareholders with respect to compensation matters. The Committee assesses the compensation structure on an annual basis in order to ensure that it remains aligned with Shareholders’ interests. Although most public companies, are impacted by the general trend of decreasing support on such matter, the Corporation has nonetheless achieved strong support from its Shareholders, namely 98% in 2015, 98% in 2016, 94% in 2017 and 99% in 2018.

•	The Corporation achieved top 100 ranking in 2015, 2016 and 2017 in the Globe and Mail’s Report on Business Governance Rankings.

Assessment of 2015 Long-Term Objectives by the Committee

The Committee reviewed the 50% performance based portion of the 2015 grant. The 2015 Long-Term Objectives were approved by the Board of Directors in 2015, upon recommendation of the Committee. The Committee monitored on a quarterly basis the progress made by management toward achieving said long-term objectives. As part of its duties and responsibilities and in conjunction with the end of period assessment, the Committee reviewed the achievements against the Corporation’s 2015 Long-Term Objectives and thereafter met with management and in camera for discussion and consideration of each element contained in the 2015 Long-Term Objectives, as presented by management, and including management’s proposed payout.

46	2019 Management Information Circular

Further to its review, the Committee was satisfied that the management team had exceeded the performance objectives which were established in 2015 as evidenced below by the achievement assessment compared to the objectives. Accordingly, taking into account management’s self-assessment, the Committee considered, approved and recommended to the Board to approve that, given management’s outstanding contribution and strong performance over the last three years the overall performance rate be established at 120%. The Committee considered that this adjustment was warranted given the sustained growth of the Corporation through the innovative “accelerator model” strategy developed, implemented and proven by the management team, which allowed the Corporation to position itself for long term growth using reasonable cash resources. This strategy, developed in 2014 as a tool to enable the Corporation to invest at an early stage and benefit from the growth profile of such associate companies, continues to allow the Corporation to build an organic pipeline of investments. This strategy proved successful and has since been replicated by other companies.

Upon recommendation of the Committee, which took into account management’s assessment, the Board of Directors concurred with the Committee and set and approved the assessment of the 2015 Long–term Objectives at 120% as evidenced below. As these RSUs were settled in cash, any payout exceeding 100% is also settled in cash. The portion of the RSUs that are time based (representing 50% of the 2015 grant) are paid at a rate of 100%.

2015-2018 OBJECTIVES	ALLOCATION (%)	ACHIEVEMENT (%)
Increase asset base by 50% to approximately $1.5 billion	25	30.00
Diversify corporate revenue stream by reducing the Canadian Malartic Royalty to 40% of overall contribution	25	30.00
Enhance/realize value of equity and exploration portfolios by 20%	20	21.25
Provide superior return to Gold Index and peers	10	--
Maintain sound financial position	10	12.50
Establish leadership in sustainability	10	15.00
TOTAL:	100	108.75
TOTAL ADJUSTED PERFORMANCE RATE		120.00

Based on the foregoing, the Board approved the following payment in connection with the 2015 Long-Term Incentive Award to the Named Executives. These RSUs were settled in cash at the settlement date based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. While the Board met on August 2, 2018 to determine the payout of the performance-based RSUs, all RSU vested on June 30, 2018 and, accordingly, as per the terms of the RSU Plan, these RSUs were settled at a price of $12.45 per RSU, being the closing market price of the Common Shares of the Corporation traded on the TSX on June 29, 2018, being the day prior to the vesting/settlement date.

2019 Management Information Circular	47

Named Executives	Number of RSUs granted in 2015 (#)(1)	Value of the 2015 Long-Term Incentive Award ($)(2)	Additional Cash Payout ($)(3)	Total payout under the 2015 Long-Term Incentive Award ($)(4)
Sean Roosen Chair of the Board and Chief Executive Officer	32,802	408,385	40,811	449,196
Bryan A. Coates President	24,600	306,270	30,602	336,872
Elif Lévesque Chief Financial Officer and Vice President, Finance	18,477	230,039	22,982	253,021
Luc Lessard Senior Vice President, Technical Services	24,600	306,270	30,602	336,872
André Le Bel Vice President, Legal Affairs and Corporate Secretary	18,063	224,884	22,473	247,357
NOTES:
(1)	Adjusted to take into account dividends paid since the grant as per the terms of the RSU Plan.
(2)

Represents the product of the number of RSUs held by a Named Executive multiplied by $12.45, which is the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the vesting/settlement date, being June 29, 2018.

(3)

Represents the amount obtained by multiplying the number of performance based RSUs (50% of the adjusted 2015 RSU grant) by the difference between the total performance achievement percentage minus 100% and then multiplying such proceed by $12.45, being the price used for the settlement.

(4)	Represents the sum of the “Value of the 2015 Long-Term Incentive Award” and the Additional Cash Payout.

The terms and conditions of the RSU Plan are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the non-executive directors of the Board or of the board of directors of a subsidiary to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders, all DSUs granted to non-executive directors shall vest on the day prior to the next annual meeting of Shareholders following such grant.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of employment or mandate in the case of a Board member. Vested DSUs are settled at the Corporation’s discretion at the settlement date, in Common Shares, or in cash (for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or in a combination of cash and Common Shares less applicable withholdings.

Since the Corporation’s adoption of the DSU Plan in April 2014, DSUs have been awarded to non-executive directors only. On March 21, 2019, the Board of Directors approved amendments to the DSU Plan. Such amendments are subject to Shareholders’ approval. The amendments to the DSU Plan are more specifically addressed under the heading “Approval of the Amended Deferred Share Unit Plan”.

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Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees (“Eligible Employees”) to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation. The Eligible Employee’s contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. The terms and conditions of the Employee Share Purchase Plan are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Benefits

The Corporation’s executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation’s Common Shares on June 16, 2014 with the cumulative total return of the S&P/TSX Composite Index (formerly TSE-300 Index) for the five most recently completed financial years. It also presents the grant value and actual value of the compensation of the Chief Executive Officer of the Corporation for the same period.

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LEGEND

Grant Value: refers to total compensation of the Chief Executive Officer after charge backs to associate companies.

Actual Value: refers to total compensation of the Chief Executive Officer, after charge backs to associate companies, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 31, 2018, being $11.97, when not yet realized.

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
June 16, 2014	$100.00	$100.00
December 31, 2014	$103.54	$97.29
December 31, 2015	$86.41	$86.50
December 31, 2016	$82.74	$101.64
December 31, 2017	$91.78	$107.77
December 31, 2018	$75.66	$95.23

The Corporation commenced trading in June 2014. Over the last 57 months, the Corporation has been deploying various initiatives in line with its growth strategy in order to position itself for future growth. The achievement of the Orion Transaction in 2017 provides a good example of this successful strategy.

Following a decline in 2015, the S&P/TSX Composite Index rebounded in 2016 and maintained a steady growth in 2017 following improved commodity prices but was again negatively affected in 2018 by lower commodity prices. The Corporation’s share price was also affected negatively by the same factors in 2015. Contrary to the S&P/TSX Composite Index, the Corporation’s share price underperformed in 2016, due in large part to the Corporation’s asset base being held in cash to fund future acquisitions of royalties and streams. This cash position enabled the Corporation to conclude the acquisition of a silver stream on Taseko’s Gilbraltar mine at the beginning of 2017 and on July 31, 2017, the Corporation successfully closed the Orion Transaction and its share price improved mainly in the second part of 2017. The share price of the Corporation was however also impacted negatively in 2018 as a result of lower commodity prices.

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Over the last five years, the realized/realizable compensation of the Chief Executive Officer has generally moved in the same direction of the share price as a result of the performance assessment tied to the annual bonus and the vesting conditions of the performance-based RSUs; which in turn demonstrates the good pay-for-performance alignment of the executive compensation program.

CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK

The table below sets forth the total compensation awarded to the Chief Executive Officer over the last five years from all compensation components:

Year	Base Salary(1) ($)	Value of Share-Based Awards ($)	Value of Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Total Compensation ($)
2018	486,481	1,269,000	106,585	444,500	2,306,566
2017	491,000	788,766	389,955	1,105,000	2,774,721
2016	363,750	509,000	500,064	525,000	1,897,814
2015	475,000	502,250	500,071	655,000	2,132,321
2014	243,755	1,000,000	1,017,654	365,600	2,627,009
NOTE:
(1)	Refers to the base salary of the Chief Executive Officer assumed by the Corporation after charge backs to associate companies.

The following table compares the total direct compensation awarded to the Chief Executive Officer to the actual value he received over the last five years compared to shareholder return over the same period. Actual compensation includes base salary (after charge backs to associate companies), actual annual incentive plan award, value of vested RSUs at payout or value of RSUs outstanding at December 31, 2018 and value of options upon exercise or value of in-the-money options outstanding at December 31, 2018.

			Value of $100
Year	Total Direct Compensation Awarded(1) ($)	Actual Total Direct Compensation Value as of December 31, 2018(2) ($)	Period	CEO	Shareholder
2014	2,627,009	2,322,741	2014-06-16 to 2018-12-31	$88	$79
2015	2,132,321	1,581,123	2015-01-01 to 2018-12-31	$74	$77
2016	1,897,814	1,261,364	2016-01-01 to 2018-12-31	$66	$91
2017	2,774,721	2,187,150	2017-01-01 to 2018-12-31	$79	$94
2018	2,306,566	2,102,652	2018-01-01 to 2018-12-31	$91	$84
Average 2014 – 2018:				$80	$85
NOTES:
(1)	These amounts include the base salary (after charge backs), actual bonus paid and long-term incentive plan value at time of grant (RSUs and options).
(2)

These amounts include the base salary (after charge backs), actual bonus paid, options value at vesting, value of RSUs at payout and value of exercised options (using the exercise price) and in-the-money options at the closing price on the TSX on December 31, 2018, being $11.97.

CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK

The table below shows the total value of vested and unvested Osisko securities owned by the Chief Executive Officer as of March 19, 2019.

	Number of Securities (#)	Value of Securities(1) ($)
Vested Securities:
Common Shares	428,278	6,526,957
Options	487,267	244,381
RSUs	13,430	204,673
Unvested Securities:
RSUs	162,700	2,479,548
Options	128,533	149,027
Total Value at Risk:		9,604,586
NOTE:
(1)

The value of Common Shares and RSUs is based on the closing price on the TSX on March 19, 2019, being $15.24 and the value of vested and unvested options is based on the difference between the closing price on the TSX on March 19, 2019, being $15.24, and the exercise price of the options, multiplied by the number of options vested and unvested.

Mr. Roosen’s value at risk totals $9,604,586, which represents 19.7 times his base salary (after charge backs).

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EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any associate companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards(2)(3)(4) ($)	Option- Based Awards(4)(5) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan(6)	Long-Term Incentive Plan
Sean Roosen Chair of the Board and Chief Executive Officer	2018	486,481	1,269,000	106,585	444,500	—	—	—	2,306,566
	2017	491,000	788,766	389,955	1,105,000	—	—	—	2,774,721
	2016	363,750	509,000	500,064	525,000	—	—	—	1,897,814
Bryan A. Coates President	2018	478,000	384,000	250,000	317,500	—	—	—	1,429,500
	2017	482,460	878,712	479,909	750,000	—	—	—	2,591,081
	2016	375,000	384,000	375,048	394,000	—	—	—	1,528,048
Elif Lévesque Chief Financial Officer and Vice President, Finance	2018	340,000	492,000	292,342	222,300	—	—	—	1,346,642
	2017	345,000	563,820	299,531	560,000	—	—	—	1,768,351
	2016	280,500	289,500	280,600	295,000	—	—	—	1,145,600
Luc Lessard Senior Vice President, Technical Services	2018	33,750	384,000	250,000	247,500	—	—	—	915,250
	2017	176,359	707,114	365,936	606,937	—		—	1,856,346
	2016	66,346	384,000	271,195	245,688	—	—	—	967,229
André Le Bel Vice President, Legal Affairs and Corporate Secretary	2018	209,603	435,241	239,325	153,227	—	—	—	1,037,396
	2017	229,493	505,109	270,509	428,557	—	—	—	1,433,668
	2016	238,725	254,151	245,715	255,997	—	—	—	994,588
NOTES:
(1)

The respective annual base salary level of the Named Executives as at December 31, 2018 was as follows: Mr. Roosen: $700,000, Mr. Coates: $500,000, Mr. Lessard: $500,000, Ms. Lévesque: $350,000 and Mr. Le Bel: $310,000. As at December 31, 2017, their respective annual base salary level were: Mr. Roosen: $650,000, Mr. Coates: $500,000, Mr. Lessard: $500,000, Ms. Lévesque: $350,000 and Mr. Le Bel: $310,000, and as at December 31, 2016, their respective annual base salary level were: Mr. Roosen: $500,000, Mr. Coates: $375,000, Mr. Lessard: $375,000, Ms. Lévesque: $280,500 and Mr. Le Bel: $275,400

(2)

As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution up to a maximum contribution of $9,000 per year. All Named Executives contribute the maximum amount to the Corporation’s Employee Share Purchase Plan. Such plan was implemented on October 1st, 2015.

(3)

Pursuant to the RSU Plan which is in effect since April 30, 2014, Named Executives were awarded RSUs on May 7th, 2018, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2021, while the remaining portion (1/2) will also vest in 2021, subject to performance criteria toward achievement of the 2018 Long-Term Objectives over a three-year period. The unit grant price on such date was $12.97.

(4)	Based on the grant date fair value of options under the Stock Option Plan. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

Grant Date	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
May 7, 2018	2.09%	4 years	35%	2%	$3.470
June 7, 2017	0.87%	4 years	38%	1%	$4.710
March 21, 2016	0.62%	4 years	40%	1%	$3.919
June 30, 2015	0.87%	4 years	35%	1%	$4.126

Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation’s financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements.

(5)

The Corporation reduced the long-term compensation of the Named Executives up to a value representing 50% of such long-term compensation they received from associate companies, as more fully described under the heading “Compensation reimbursement – Associate Companies”

(6)

An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2018 Key Objectives. The amounts reflected in the table for 2017 include the cash component of the annual incentive paid in connection with the Orion Transaction completed in 2017.

52	2019 Management Information Circular

The following table shows the total compensation of the Corporation’s Named Executives for the relevant years, as well as the total compensation for the Named Executives as a percentage of the cash margin and as a percentage of Shareholders’ equity. For the last four years, the Corporation has been establishing its long-term asset base and it was expected that in the initial years, the ratios would be higher than established companies. The results demonstrate that the ratios have been improving.

Year	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders’ Equity (%)
2018	7,035,000	5.9	0.4
2017	10,424,000	9.6	0.6
2016	6,533,000	10.4	0.5
2015(2)	7,986,000	17.6	0.9
NOTES:
(1)	Cash margin reflects revenues less cost of sales. The 2017 amount is annualized for the assets related to the precious metals portfolio acquired from Orion for $1.1 billion on July 31, 2017.
(2)

The 2015 total compensation information is based on the total compensation earned by the Named Executives who were disclosed in the Corporation’s 2016 management information circular for the year ended on December 31, 2015.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2018. All values shown in this table were calculated using the closing price of $11.97, which was the closing price of the Common Shares on the TSX on December 31, 2018.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In- the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed ($)
Sean Roosen Chair of the Board and Chief Executive Officer	30,800 82,800 127,600 121,200 253,400	12.97 16.66 13.38 15.80 14.90	2023-05-07 2022-06-07 2021-03-21 2020-06-30 2019-09-08	— — — — —	97,100(2) 35,100(3) 30,500(4)	1,947,519	160,757
Bryan A. Coates President	72,100 101,900 95,700 90,900 190,000	12.97 16.66 13.38 15.80 14.90	2023-05-07 2022-06-07 2021-03-21 2020-06-30 2019-09-08	— — — — —	28,900(2) 43,200(3) 22,900(4)	1,137,150	123,662
Elif Lévesque Chief Financial Officer and Vice President, Finance	84,300 63,600 71,600 68,000 126,700	12.97 16.66 13.38 15.80 14.90	2023-05-07 2022-06-07 2021-03-21 2020-06-30 2019-09-08	— — — — —	37,200(2) 27,000(3) 17,100(4)	973,161	86,555
Luc Lessard Senior Vice President, Technical Services	72,100 77,700 69,200 45,400	12.97 16.66 13.38 15.80	2023-05-07 2022-06-07 2021-03-21 2020-06-30	— — — —	28,900(2) 32,900(3) 22,900(4)	1,013,859	123,662
André Le Bel Vice President, Legal Affairs and Corporate Secretary	69,300 57,600 70,300 66,700	12.97 16.66 13.38 15.80	2023-05-07 2022-06-07 2021-03-21 2020-06-30	— — — —	33,000(2) 24,400(3) 16,800(4)	888,174	76,668
NOTES:
(1)

Pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the Long-term objectives.

(2)	Such RSUs to vest in 2021 pursuant to the terms listed in note (1) above.
(3)	Such RSUs to vest in 2020 pursuant to the terms listed in note (1) above.
(4)	Such RSUs to vest in 2019 pursuant to the terms listed in note (1) above.
2019 Management Information Circular	53

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards – Value Vested during the Year ($)	Share-Based Awards – Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year(2) ($)
Sean Roosen Chair of the Board and Chief Executive Officer	—	458,580	444,500
Bryan A. Coates President	—	346,257	317,500
Elif Lévesque Chief Financial Officer and Vice President, Finance	—	262,406	222,300
Luc Lessard Senior Vice President, Technical Services	—	346,257	247,500
André Le Bel Vice President, Legal Affairs and Corporate Secretary	—	256,741	153,227
NOTES:
(1)

This amount includes the value of the Corporation’s contribution to the Employee Share Purchase Plan in relation to the participation of each Named Executive as well as the value of the RSUs granted in 2015 and which were settled at a price of $12.45 per RSU, being the closing price on the TSX on June 29, 2018.

(2)

This amount represents the sum of the annual cash incentive. Furthermore, the amounts shown for Messrs. Lessard and Le Bel are the amounts assumed by the Corporation, net of any reimbursement received by the Corporation in connection with any annual incentive paid by associate companies to Messrs. Lessard and Le Bel for 2018.

Options Exercised during the Year

No stock options were exercised in 2018 by the Named Executives of the Corporation.

Security-Based Compensation Arrangements

Stock options granted or securities issued by the Corporation pursuant to the Corporation’s security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan, Restricted Share Unit Plan and the Stock Option Plan.

            The Employee Share Purchase Plan

            The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

            The Stock Option Plan

            The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

54	2019 Management Information Circular

            The Restricted Share Unit Plan

            The purpose of the Restricted Share Unit Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this Restricted Share Unit Plan and the Shareholders of the Corporation.

ELIGIBILITY

            Who is eligible to participate?

            The Employee Share Purchase Plan

            Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the “Designated Affiliates”), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The Committee may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

            The Stock Option Plan

            Pursuant to the Stock Option Plan, options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation and its subsidiaries. Non-executive directors are not eligible to receive options. Options currently held by Messrs. Burzynski and Gaumond were granted to them while they were employed by the Corporation, respectively as Senior Vice President, New Business Development and Senior Vice President, Northern Development. The Replacement Osisko Options, which were offered to Virginia option holders, are not part of the Osisko Stock Option Plan.

            The Restricted Share Unit Plan

            Pursuant to the Restricted Share Unit Plan, RSUs may be granted in favour of the executives and key employees of the Corporation or of a subsidiary. For greater certainty, non-executive members of the Board of Directors shall not participate in the Restricted Share Unit Plan.

TERM AND VESTING

            What is the term and vesting schedule of options or of the securities issuable under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation’s contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

2019 Management Information Circular	55

            The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

            The Stock Option Plan

            The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed 7 years from the date the option is granted (the “Option Period”). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all granted options have a term of five years.

            Upon a change of control, all outstanding options shall vest and become immediately exercisable.

            The Restricted Share Unit Plan

            Unless otherwise indicated by the Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the Restricted Share Unit Plan, each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided, however, that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash. However, the Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the Committee.

            Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

            Following the vesting date, the holder of RSUs shall receive, at the election of the Corporation on the settlement date, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder’s RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the Restricted Share Unit Plan.

NUMBER OF SECURITIES ISSUED OR ISSUABLE

            How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation’s shares outstanding do they represent?

            The Employee Share Purchase Plan

            The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 0.5% of the issued and outstanding Common Shares of the Corporation at any one time.

            Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an “evergreen” plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

            The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Employee Share Purchase Plan were submitted and ratified by the Shareholders on May 3rd, 2018.

56	2019 Management Information Circular

            The Stock Option Plan

            The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 5% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

            If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

            As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an “evergreen” plan, since the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

            The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated options under the Stock Option Plan were submitted and ratified by the Shareholders on May 4, 2017.

            The Restricted Share Unit Plan

            The total number of Common Shares reserved and available for grant and issuance pursuant to the Restricted Share Unit Plan shall not exceed a number of Common Shares equal to 2% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the Restricted Share Unit Plan or any other proposed or established share compensation arrangement of the Corporation.

            The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Restricted Share Unit Plan were submitted and ratified on May 3rd, 2018.

Equity Compensation Plan Information

            The following table shows, as of December 31, 2018, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2018, 155,587,091 Common Shares were issued and outstanding.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options or RSUs (#) and (% of the issued and outstanding Common Shares(4))	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares(4))
Equity Compensation Plans of the Corporation approved by the Shareholders:
• Employee Share Purchase Plan(1)	N/A	N/A	777,935 (or 0.5%)
• Restricted Share Unit Plan(2)	848,759 (or 0.5%)	N/A	2,262,983 (or 1.5%)
• Stock Option Plan(3)	4,090,696 (or 2.6%)	14.63	3,688,659 (or 2.4%)
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	4,939,455 (or 3.1%)	14.63	6,729,577 (or 4.3%)
2019 Management Information Circular	57

NOTES:
(1)

The aggregate number of Common Shares issuable under the Employee Share Purchase Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Pursuant to the terms of the Employee Share Purchase Plan, Common Shares are issued on a quarterly basis at the weighted average closing price for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or to be purchased on the TSX at market price. Accordingly, no exercise right is applicable to this plan.

(2)

The aggregate number of Common Shares issuable under the Restricted Share Unit Plan shall not exceed 2% of the issued and outstanding Common Shares. Pursuant to the terms of the Restricted Share Unit Plan, RSUs have a three-year vesting period and provides the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash. The weighted average exercise price for RSUs is not applicable, given that the RSU settlement date is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.

(3)

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed 5% of the issued and outstanding Common Shares at the time of granting options (on a non-diluted basis).

(4)	Percentages are rounded to the nearest decimal.

            In 2018, the Corporation granted 886,900 options to participants under the Stock Option Plan representing 0.57% of the issued and outstanding Common Shares as of December 31, 2018 and the Corporation granted 429,262 RSUs to participants under the Restricted Share Unit Plan representing 0.28% of the issued and outstanding Common Shares as of December 31, 2018.

            As at December 31, 2018, 4,090,696 Common Shares were issuable upon the exercise of outstanding options representing 2.63% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $11.92 to $17.84 per share and are due to expire at the latest on August 7, 2023.

INSIDER PARTICIPATION LIMIT

            What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation’s insiders?

            In order to comply with TSX rules:

(a)

the aggregate number of Commons Shares issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b)

the number of Common Shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

            Accordingly, the Corporation has set the following limits for the following security based compensation plans:

Security Based Compensation Plan	Plan Limit(1)
Employee Share Purchase Plan	0.5%
Restricted Share Unit Plan	2.0%
Stock Option Plan	5.0%
Total Plan Limit	7.5%
NOTE:
(1)	These plan limits are calculated on the total number of issued and outstanding Common Shares of the Corporation.

MAXIMUM ISSUABLE TO ONE PERSON

            What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation’s outstanding capital does this represent?

            The Employee Share Purchase Plan

            As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution up to a maximum of $9,000 per year (assuming an Eligible Employee contributed the maximum monthly contribution of $1,250 ($15,000 annually). Common Shares are issued on a quarterly basis at the weighted average closing price of the Corporation’s Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

58	2019 Management Information Circular

            The Stock Option Plan

            The number of shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

            The Restricted Share Unit Plan

            The number of Common Shares that may be issued to a Participant under the Restricted Share Unit Plan cannot exceed 2% of the issued and outstanding Common Shares at the time of granting of the RSUs.

EXERCISE / PURCHASE PRICE

            How is the exercise price determined under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation’s Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

            The Stock Option Plan

            The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

            The Restricted Share Unit Plan

            The value of an RSU at the time of grant or at the time of settlement is equal to the closing price of the Common Shares listed on the TSX on the day prior to such grant or settlement.

CESSATION

            Under what circumstances is an individual no longer entitled to participate?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent.

2019 Management Information Circular	59

The Stock Option Plan

            If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

            The Restricted Share Unit Plan

Unless otherwise determined by the Board, the following provisions shall apply in the event that a participant ceases to be employed by the Corporation or by a subsidiary:

a)

Termination for cause and voluntary resignation – If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b)

Death, termination not for cause, retirement or long-term disability – If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

i.	For each outstanding RSUs granted — Fixed Component:

A.

in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

B.

in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

ii.

For each outstanding RSUs granted — Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation’s benefit plans or policies, unless the Committee decides otherwise at its sole discretion.

60	2019 Management Information Circular

ASSIGNABILITY AND TRANSFERABILITY

            Can options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

            All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan, Restricted Share Unit Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All options, RSUs and such benefits and rights may only be exercised in accordance with such plans.

AMENDMENT PROVISIONS

            How are the security-based compensation arrangements amended? Is Shareholder approval required?

            The Employee Share Purchase Plan

            The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i)	to suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii)

to make any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

iii)

to make any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

iv)	to make any amendment to the vesting provisions of the Employee Share Purchase Plan;

v)

to make any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee’s status under the Employee Share Purchase Plan;

vi)	to make any amendment to the categories of persons who are Eligible Employees; and

vii)	to make any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any other amendment to the Employee Share Purchase Plan not mentioned hereinabove, including, but not limited to:

i)

change the number of Common Shares issuable from treasury under the Employee Share Purchase Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

ii)	any amendment to the level of the Corporation’s contribution set to an amount that is equal to 60% of the Eligible Employee’s contribution; and

iii)	any amendment to the contribution mechanism relating to the Corporation’s contribution.
2019 Management Information Circular	61

Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

            The Stock Option Plan

            The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan:

i)	any amendment of a “housekeeping” nature;

ii)	a change to the vesting provisions of an option or the Stock Option Plan;

iii)	a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

iv)	the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

            The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

i)

any amendment to the number of shares issuable under the Stock Option Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

ii)

a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a participant prior to its expiry for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

iii)	an increase in the maximum number of shares that may be issued to insiders within any one- year period or that are issuable to insiders at any time;

iv)	an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

v)	any change to the definition of “Participant” included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

vi)	the addition of any form of financial assistance;

vii)	any amendment to a financial assistance provision which is more favorable to optionees;

viii)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

ix)	the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

x)	any amendment to the transferability provision of the Stock Option Plan;

xi)	any amendment that may modify or delete any of the amendment disposition requiring shareholders’ approval; and
62	2019 Management Information Circular

xii)

any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

            The Restricted Share Unit Plan

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the Restricted Share Unit Plan:

(i)

any amendment to the number of shares issuable under the Restricted Share Unit Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii)	any change to the definition of “Participant” which would have the potential of broadening or increasing insider participation; and

(iii)	any amendment that may modify or delete any of the amendment provision requiring Shareholders’ approval.

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the Restricted Share Unit Plan that are not of the type contemplated in the amendment provision requiring Shareholders’ approval, including, without limitation:

(i)

amend, suspend or terminate the Restricted Share Unit Plan in whole or in part or amend the terms of RSUs credited in accordance with the Restricted Share Unit Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the Committee terminates the Restricted Share Unit Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Restricted Share Unit Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

            Were any amendments made to the security-based compensation arrangements in the last financial year?

            Amendments were made to the Corporation’s Employee Share Purchase Plan and Stock Option Plan in March 2018 and ratified by the Shareholders on May 3rd, 2018, namely:

            The Employee Share Purchase Plan

            The Employee Share Purchase Plan was amended and ratified by the Shareholders on May 3rd, 2018. The amendments to this plan include:

(i)	reducing the number of Common Shares to be issued under the Employee Share Purchase Plan from a rolling 1% to a rolling 0.5% of the issued and outstanding Common Shares of the Corporation;

(ii)	submitting to Shareholders’ approval of any amendment to the level of the Corporation’s contribution as described in Section 3.4 of the Employee Share Purchase Plan; and
2019 Management Information Circular	63

(iii)	submitting to Shareholders, approval of any amendment to the contribution mechanism relating to the Corporation’s contribution described in Section 3.4 of the Employee Share Purchase Plan.

            The Stock Option Plan

The Stock Option Plan was amended and ratified by the Shareholders on May 3rd, 2018. The amendments to this plan included:

(i)	reduce the number of Common Shares to be issued under the Stock Option Plan to a rolling 5% of the issued and outstanding Common Shares;

(ii)

increase the aggregate number of Common Shares issuable to insiders of the Corporation at any time, under the Stock Option Plan, or when combined with all other share compensation arrangements, provided that it cannot exceed 10% of the issued and outstanding Common Shares; and

(iii)

options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, a participant may elect to proceed with “cashless” exercise of options, instead of paying the exercise price. In such case, the participant who chooses a “cashless” exercise will receive the number of shares equal to: (i) the difference between (Y) the difference between the cashless exercise sale price and the exercise price of the stock option, multiplied by the number of Common Shares in respect of which the stock option would otherwise be exercised upon payment of the aggregate exercise price and (Z) all applicable fees payable in connection with the cashless exercise; divided by (ii) the cashless exercise sale price. If a holder chooses a “cashless” exercise, such participant may also elect to receive the amount determined under (i) above in cash instead of receiving the number of Common Share determined under (ii) above. For the purpose hereof, “cashless exercise sale price” means the sale price received by the Corporation upon the sale of Common Shares to cover the exercise price of options that are being exercised.

FINANCIAL ASSISTANCE

            Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee’s contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

            The Stock Option Plan

            There is no provision allowing financial assistance under the Stock Option Plan.

            The Restricted Share Unit Plan

            None applicable.

CHANGE OF CONTROL PROVISIONS

            Are there any adjustment provisions under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation’s contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

64	2019 Management Information Circular

            In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

            The Stock Option Plan

            Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested options outstanding at the time of the change of control shall vest and become immediately exercisable.

            Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

            In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

            The Restricted Share Unit Plan

            Under the Restricted Share Unit Plan, if there is a change of control of the Corporation, all outstanding RSUs vest, irrespective of any performance vesting conditions.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

            Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant’s RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

2019 Management Information Circular	65

BLACK-OUT PERIODS

            Are there any blackout period provisions under the security-based compensation arrangements?

            Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

•	Chair of the Board and Chief Executive Officer: 1.5 x (annual base salary level + average annualized bonus paid or declared in the last two years); and
•	other Named Executives: 1.0 x (annual base salary level + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive’s benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board) from of the cessation of the Named Executive’s employment (the “Extended Benefits Period”). Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executive shall also be entitled to exercise options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control (“CoC”), the Named Executive will be entitled to the following severance payment (“CoC severance”):

•	Chair of the Board and Chief Executive Officer: 2.0 x (annual base salary level + average annualized bonus paid or declared in the last two years);
•	other Named Executives: 1.5 x (annual base salary level + average annualized bonus paid or declared in last two years); and
•

in the event the CoC event is deemed by the Board of Directors to be “hostile”, CoC severance payments may also be made to Named Executives who voluntarily resigns within 6 months following the "hostile" CoC.

Upon a CoC, all unvested options and RSUs vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives’ benefits for a corresponding period of time equal to one and a half (1.5) year (two (2) years for the Chair of the Board).

In addition to any severance payment, the Named Executive will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

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Termination by the Corporation Without Cause

If a Named Executive is terminated by the Corporation without cause, such Named Executive will be entitled to:

Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance
Annual base salary level (2)	1,050,000	500,000	350,000	500,000	310,000
Average Annualized Bonus(3)	1,308,375	608,750	443,650	608,750	377,450
Unvested Equity acceleration
Options(4)	-	-	-	-	-
RSUs(5)	1,206,560	747,297	586,427	662,422	542,326
Benefits
Insurance and Others(6)	61,000	57,400	57,200	57,400	57,000
TOTAL	3,625,935	1,913,447	1,437,277	1,828,572	1,286,776
NOTES:
(1)

All amounts are calculated as at December 31, 2018; all Named Executives are entitled to one (1) time (1.5 times for Chair of the Board and Chief Executive Officer), the sum of the Named Executive’s (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years; they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 12 months (18 months for Chair of the Board and Chief Executive Officer). In addition, all Named Executives are also entitled to receive payment of any accrued unpaid vacation. Amounts reflected in the table do not take into consideration any part of the compensation assumed by an associate company of the Corporation.

(2)

As at December 31, 2018, the respective annual base salary level of the Named Executives was as follows: Mr. Roosen: $700,000, Mr. Coates: $500,000, Ms. Lévesque: $350,000, Mr. Lessard: $500,000, and Mr. Le Bel: $310,000.

(3)

For the Named Executives, these amounts reflect one (1) time (1.5 times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Extended Benefit Period by the difference between $11.97, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2018 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Extended Benefit Period (also taking into account achievement of all long-term objectives) by $11.97 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2018.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 12 months (18 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

Termination of Employment Following Change in Control

The Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a CoC, or (ii) if the Named Executives voluntary resign within 6 months following a CoC which has been deemed “hostile” by the Board of Directors of the Corporation:

Compensation (1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance
Annual base salary level (2)	1,400,000	750,000	525,000	750,000	465,000
Average Annualized Bonus(3)	1,744,500	913,125	665,475	913,125	566,175
Unvested Equity acceleration
Options(4)	-	-	-	-	-
RSUs(5)	1,947,519	1,137,150	973,161	1,013,859	888,174
Benefits
Insurance and Others(6)	64,700	61,000	60,800	61,000	60,500
TOTAL	5,156,719	2,861,275	2,224,436	2,737,984	1,979,849
NOTES:
(1)

All amounts are calculated as at December 31, 2018; all Named Executives are entitled to 1.5 time (2.0 times for Chair of the Board and Chief Executive Officer) the sum of the Named Executive’s (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer). Amounts reflected in the table do not take into consideration any part of the compensation assumed by an associate company of the Corporation.

(2)

As at December 31, 2018, the respective annual base salary level of the Named Executive was as follows: Mr. Roosen: $700,000, Mr. Coates: $500,000, Ms. Lévesque: $350,000, Mr. Lessard: $500,000, and Mr. Le Bel: $310,000.

(3)

For the Named Executives, these amounts reflect 1.5 times (two (2) times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options, which would vest during the Extended Benefit Period by the difference between $11.97, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2018 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs (the vesting of which would be accelerated as a result of such CoC, irrespective of any performance condition) by $11.97 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2018.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

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Each of the Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation’s agents, administrators, officers, directors, managers or business executives, consultants or employees and to not enter into competition with the Corporation for a period of 12 months.

For greater certainty and notwithstanding anything to the contrary, any payment to be made to a Named Executive as a result of a termination by the Corporation without cause or termination of employment following change in control will be adjusted to take into account the particulars of the employment situation of such Named Executive with associate companies.

Policy on Recovery of Incentive Compensation

In May 2015, the Board, following the recommendation of the Committee, adopted a written Policy on Recovery of Incentive Compensation (the “Policy” - also commonly known as a “Clawback Policy”) which will apply to the Chair of the Board and Chief Executive Officer, the President, Senior Vice Presidents and Vice Presidents (the “Executive Officers”) of the Corporation (including former Executive Officers). While the original text of this Policy allowed the Board, in its discretion, to establish and reserve the right to recover all or portion of awards made only under the short-term incentive program (the “Annual Incentive Compensation”) paid to an Executive Officer with respect to the most recent financial year upon the occurrence of certain events, the Policy was amended in March 2018 to allow the Board, in its discretion, to establish and reserve the right to recover all or portion of (i) an Annual Incentive Compensation and (ii) all cash based and equity based compensation awarded to the Corporation’s Executive Officers (collectively, the “Incentive Compensation”) in direct relation to and upon the occurrence of the following which shall be deemed an event that would require a recalculation:

(i)

such amount received by an Executive Officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii)	an Executive Officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

(iii)	the Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

The amended and revised Policy affects future awards made under the short-term and long-term incentive program. Further, Management of the Corporation will continue to monitor, in conjunction with the Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholders’ best interests.

On February 13, 2019, Goldcorp Inc. announced an impairment expense of US$1.4 billion, net of income taxes, against the carrying value of the Éléonore mine, as a result of the previously announced acquisition of the company by Newmont Mining Corporation and due to the decrease in mineral reserves and resources and the reduction in the estimated fair value of Éléonore’s exploration potential. The Corporation proceeded with its own impairment testing and determined to take impairment charges of $166.3 million ($123.7 million, net of income taxes), including $148.5 million on the Éléonore NSR royalty interest ($109.1 million, net of income taxes) as detailed in its consolidated financial statements for the years ended December 31, 2018 and 2017.

Based on the foregoing, the Committee proceeded with a detailed analysis of the facts leading to the Corporation’s decision to take such impairment charges in order to determine whether any such fact, taken alone or in the aggregate, could be considered under the terms of the Policy, as an event that would require a recalculation of the annual incentive compensation paid to Executive Officers of the Corporation in the most recent financial year. Further to its detailed analysis, the Committee concluded that no such fact, taken alone or in the aggregate, would require a recalculation of the annual incentive compensation paid to Executive Officers of the Corporation in the most recent financial year.

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SECURITIES OWNERSHIP

Formal securities ownership guidelines (the “Guidelines”) were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Corporation’s Shareholders and that of its directors and officers. The Guidelines provide direction to non-executive directors, Named Executives and other officers of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs. The Board of Directors, following the recommendation of the Committee, approved the following method of calculation for the purpose of determining the value of securities held. As such, the holdings are based on the higher of (i) cost of the acquisition or value at the time of grant or (ii) market value at time of determination. With respect to RSUs, only the fixed component (retention based) will be used in determining the value of the holdings.

The following table illustrates the amounts and levels established for the minimum requirement for non-executive directors and Named Executives:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead Director and directors	2 Times Basic Retainer and DSUs
Chief Executive Officer	3 Times Annual Base Salary Level
President and Senior Vice Presidents	2.5 Times Annual Base Salary Level
Executives (other Named Executives)	2 Times Annual Base Salary Level

Newly elected or appointed directors, newly appointed Named Executives and other executives have three years to comply with the ownership requirements starting from the date of approval of the Guidelines or from the date of election or appointment whichever comes last. Likewise, further to a salary increase, each Named Executive whose salary has been so increased shall also have three years to comply with the increased level of ownership requirements deriving from such salary increase, starting from the effective date of such increase. The following table sets out the securities ownership status of non-executive directors, Named Executives and other executives as of March 19, 2019:

The Securities Ownership of Directors, Named Executives and other Executives as of March 19, 2019:

Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level(2) ($)	Compliance with the Guidelines(3)
	Number of Common Shares	Number of DSUs	Number of RSUs (Fixed Component only)	($)		Yes / No / Target Date
Françoise Bertrand Director since November 24, 2014	1,200	46,213	NIL	$746,813	$320,000	Yes
John Burzynski Director since April 30, 2014	17,294	16,809	2,620	$563,532	$320,000	Yes
Pierre D. Chenard(4) Director since September 11, 2017	—	18,566	—	$295,048	$320,000	No
Christopher C. Curfman Director since May 4, 2016	5,500	29,462	—	$560,170	$320,000	Yes
Bryan A. Coates(5) President since April 30, 2014	128,219	NIL	59,232	$2,963,656	$1,282,500	Yes
Joseph de la Plante(5) Vice President, Corporate Development since June 30, 2014	8,279	NIL	29,565	$596,355	$600,000	No Must comply by January 1st, 2022
Joanne Ferstman(3) Lead Director since April 30, 2014	19,500	69,634	NIL	$1,401,516	$560,000	Yes
André Gaumond(3)(4) Director since February 17, 2015	630,634	16,809	7,110	$10,588,199	$320,000	Yes
Pierre Labbé(3) Director since February 17, 2015	6,145	36,389	NIL	$692,291	$320,000	Yes
André Le Bel(3) Vice President, Legal Affairs and Corporate Secretary since February 17, 2015	40,024	NIL	44,494	$1,335,353	$636,000	Yes
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Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level(2) ($)	Compliance with the Guidelines(3)
	Number of Common Shares	Number of DSUs	Number of RSUs (Fixed Component only)	($)		Yes / No / Target Date
Luc Lessard(5) Senior Vice President, Technical Services since June 30, 2015	29,760	NIL	53,948	$1,326,649	$1,282,500	Yes
Elif Lévesque(3) Chief Financial Officer and Vice President, Finance since April 30, 2014	10,160	NIL	48,952	$930,525	$718,000	Yes
Oskar Lewnowski(6) Director since July 31, 2017	—	19,680	—	$312,026	$320,000	No Must comply by July 31, 2020
Charles E. Page Director since April 30, 2014	55,215	46,423	NIL	$1,604,270	$320,000	Yes
Sean Roosen(7) Chair and Chief Executive Officer since April 30, 2014	428,278	NIL	96,720	$8,275,417	$2,154,000	Yes
Frédéric Ruel(5) Vice President, Corporate Controller Officer since November 9, 2016	5,779	NIL	30,377	$565,664	$472,000	Yes
François Vézina(8) Vice President, Technical Services Officer since May 14, 2018	5,373	NIL	16,158	$333,291	$472,000	No Must comply by May 14, 2021
NOTES:
(1)

As provided in the Guidelines, the value of holdings is based on the higher of: (i) the cost of acquisition or the value at the time of grant; or (ii) the market value at the time of determination of compliance with the Guidelines. Accordingly, given that the closing price on March 19, 2019 was $15.24, the value of Common Shares, DSUs and RSUs was based on the market value upon the date of grant or acquisition for the purpose of determining compliance with the Guidelines.

(2)	For Named Executives and other executives, the level of securities ownership is based on salaries effective as of January 1st, 2019.
(3)

Further to the closing by the Corporation of its $300 million offering of convertible senior unsecured debentures on November 3, 2017, the following directors, Named Executives and other executives subscribed, directly or indirectly, in said financing however, their respective investment is not taken into account in determining their compliance with the Guidelines: Joanne Ferstman: $100,000, André Gaumond: $200,000, Pierre Labbé: $25,000, Bryan A. Coates: $708,500, Elif Lévesque: $50,000, André Le Bel: $25,000, Joseph de la Plante: $25,000 and Frédéric Ruel: $50,000.

(4)	Messrs. Pierre Chenard and André Gaumond will not stand for re-election at this Meeting.
(5)

As a result of the salary increases in 2017 and 2019, each Named Executive and other executive shall now have a three-year period to comply with new securities ownership level, the three-year period ending in 2020 and 2022 respectively.

(6)	Mr. Oskar Lewnowski was appointed to the Board of Directors on July 31, 2017 as part of the Orion Transaction, therefore the three-year compliance period will end on July 31, 2020.
(7)	The value of the Common Share holding of Mr. Roosen exceeds his security ownership level.
(8)	Mr. François Vézina was appointed as an officer on May 14, 2018 and must comply with the Guidelines by May 14, 2021.

As at March 19, 2019, the aggregate value of the total number of securities held by non-executive directors, Named Executives and other executives (including only the fixed component of RSUs) represents a value of $33,090,775.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation’s corporate governance practices is set out below in response to the requirements of Regulation 58-101 respecting Disclosure of Corporate Governance Practices and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation’s website at www.osiskogr.com.

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Composition of the Board of Directors

As of March 19, 2018, the Board of Directors consists of a majority of independent directors given that, of the ten (10) directors currently serving on the Board of Directors, seven (7) are considered independent directors. Mr. Pierre D. Chenard, an independent director, and Mr. André Gaumond, a non-independent director, are not part of the nominees that are being proposed as directors for election by the Shareholders at the Meeting, and therefore the size of the Board of Directors will be reduced to eight (8) directors, including six (6) independent directors (75% of the Board of Directors will be independent).

The independence of each director is determined by the Board based on the results of independence questionnaires completed by each director annually and on other information reviewed on an ongoing basis.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the “Board Tenure Policy”).

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation’s Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a)	such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the “Term Limit”); or

(b)

such director has reached the age of 72 years old on or before the date of the annual or special meeting of shareholders of the Corporation called in respect of the election of directors (the “Retirement Age”);

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the “Board Tenure Limits”).

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

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(a)	the director has received positive annual performance assessments;

(b)	the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c)	the director has been re-elected annually by the Corporation’s Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation’s website at www.osiskogr.com.

Independence of Directors - Majority of Directors is Independent

The Board has approved independence standards that require that a majority of its directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, Shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that six (6) of the eight (8) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent.

The following table indicates the independence status of each of the eight (8) nominees for election to the Board of Directors:

Name	Independent	Non- Independent	Reason for Non-Independence
Françoise Bertrand	x		N/A
John Burzynski		x	Senior Vice President, New Business Development of the Corporation until August 2016
Christopher C.			N/A
Curfman	x
Joanne Ferstman	x		N/A
Pierre Labbé	x		N/A
Oskar Lewnowski	x		N/A
Charles E. Page	x		N/A
Sean Roosen		x	Chair of the Board and Chief Executive Officer of the Corporation
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Mr. John Burzynski is a non-independent director, given that he was an Executive Officer of the Corporation until August 2016. Mr. Roosen is also a non-independent director given his position as Chair of the Board and Chief Executive Officer.

Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Directors reviews and determines the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a “foreign private issuer” that is not required to comply with all of the NYSE’s corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation’s practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation’s website at osiskogr.com/en/governance-2/osisko-practices-and-nyse-rules/.

Non-Independent Chair of the Board

The Board of Directors is led by an executive and non-independent Chair; Mr. Sean Roosen was appointed to act as Chair and serve on the Board of Directors of the Corporation in April 2014.

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board’s work.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following: (i) presiding at all meetings of the Shareholders and of the Board; (ii) planning and organizing the activities of the Board in consultation with management including the preparation for, and the conduct of, Board meetings, as well as the quality, quantity and timeliness of the information that goes to the Board; (iii) during Board meetings, encouraging full participation and discussion by individual directors, stimulating debate, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded; (iv) fostering ethical and responsible decision making by the Board and its individual members; (v) providing advice, counsel and mentorship to the President and fellow members of the Board; (vi) acting as principal liaison between the directors and the President on sensitive issues; (vii) ensuring minutes of the Board meetings are available in a timely manner; (viii) ensuring committees of the Board report to the Board on their activities; (ix) assisting the Board Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution; and (x) carrying out other responsibilities at the request of the Board.

Independent Lead Director of the Board

The Board of Directors is led by a non-executive and independent Lead Director, which contributes to the Board’s ability to function independently of management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Lead Director of the Board include the following: (i) providing leadership to ensure that the Board functions independently of management of the Corporation and other non-independent directors; (ii) providing leadership to foster the effectiveness of the Board; (iii) working with the Chair to ensure that the appropriate committee structure is in place and assisting the Corporate Governance and Nomination Committee in making recommendations for appointment to such committees; (iv) recommending to the Chair items for consideration on the agenda for each meeting of the Board; (v) commenting to the Chair on the quality, quantity and timeliness of information provided by management to the independent directors; (vi) calling, where necessary, the holding of special meetings of the Board, outside directors or independent directors, with appropriate notice, and establishing agenda for such meetings in consultation with the other outside or independent directors, as applicable; (vii) in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; in addition, chairing each Board meeting at which only outside directors or independent directors are present; (viii) consulting and meeting with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and representing such directors, where necessary, in discussions with management of the Corporation on corporate governance issues and other matters; (ix) working with the Chair of the Board and Chief Executive Officer and the President to ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair of the Board and Chief Executive Officer and the President any issues that are preventing the Board from being able to carry out its responsibilities; (x) conducting peer reviews through a process involving meeting with each director individually; these peer reviews will be conducted to coincide with the formal survey of board effectiveness; (xi) ensuring non-management directors discuss among themselves, without the presence of management, the Corporation’s affairs.

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Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the “Diversity Policy”) relating to candidate selection based on experience and expertise to achieve effective stewardship and management.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

i)

ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii)	seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii)

to the extent practicable, seeking directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

The Corporation has set an objective of reaching 40% representation of women on the Board of Directors by December 2019. In order to achieve this goal, the Governance and Nomination Committee shall:

•

maintain an evergreen list of potential candidates for election to the Board of Directors which list includes parity between men and women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;

•	periodically assess the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in this Policy; and
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•

in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and ensures that women are included in the short list of candidates being considered for a Board position.

When identifying potential candidates for the Board of Directors, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board’s needs based on the above criteria. These selection criteria are reviewed periodically.

The Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

As of the date hereof, Ms. Joanne Ferstman and Ms. Françoise Bertrand represent 20% of the ten directors. However, since the Board of Directors decided, upon recommendation of the Governance and Nomination Committee, not to replace Messrs. Gaumond and Chenard, thus reducing the Board size to eight directors, the women representation on the Board will be increased to 25% following the election of the nominee directors at the Meeting. Pursuant to an investor rights agreement entered into between the Caisse and the Corporation, the Caisse retains the right to appoint one nominee to the Board of Directors of the Corporation, for so long as the Caisse, together with its affiliates, owns more than 10% of the outstanding Common Shares of the Corporation.

Further, the Chair and Chief Executive Officer of the Corporation has been a member of the “30% Club” since March 2017. The “30% Club” promotes gender balance on boards to encourage better leadership and governance. In addition, the “30% Club” also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the “Management Diversity Policy”) relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

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  promote diversity within its team, with particular emphasis on gender diversity;
  promote the contribution of women to the success of the organization;
  assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  ensure that for every open position within the organization, at least one female be considered as a potential candidate;
  actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and
  provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of officer and Senior Management roles being held by women by 2020.

Senior Management will report annually to the Committee on its Gender Diversity Program, including:

i.	gender distribution of employees;

ii.	corporate participation on initiatives (internal and external) to promote gender diversity; and

iii.	current trends in Diversity Programs.

The Corporation will also report externally on its performance in the application of Diversity Programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Management Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

Currently, one woman is an executive officer of the Corporation, which represents 12.5% of the executive Management team. The same person is also part of the Named Executives, which represents 20% of the Named Executives and 33% of the C-Suite.

Board’s Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

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	SKILLS
Directors	Months of Directorship	Financial(1)	M&A(2)	Technical/ Mining(3)	Government Relations(4)	International(5)	Governance(6)	Human Resources(7)	Sustainability(8)	Management(9)
Françoise Bertrand Age: 70	52				x		x	x	x	x
John Burzynski Age:55	59	x	x	x	x	x	x	x	x	x
Christopher C. Curfman Age: 67	35	x	x	x		x	x	x	x	x
Joanne Ferstman Age: 51	59	x	x				x	x		x
Pierre Labbé Age: 53	49	x	x	x		x	x			x
Oskar Lewnowski Age: 53	20	x	x	x	x	x	x	x		x
Charles E. Page Age: 67	59	x	x	x	x	x	x	x	x	x
Sean Roosen Age: 55	59	x	x	x	x	x	x	x	x	x
NOTES:
(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)

Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3)

Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).
(5)

International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)

Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)

Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)	Management: Ability to plan, operate and control various activities of a business.

Other Reporting Issuer Memberships

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer as also described under the Section entitled “Election of Directors” in this Circular.

Other Directorships

As part of its business model and in connection with its strategic investments made in other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, the Corporation generally expects from its directors and officers to be actively involved within such associate companies, which may include becoming a member of the board of directors of such associate companies. The Corporation acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of the Corporation must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of the Corporation will consider that a director or officer of the Corporation should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of the Corporation’s Board and Committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i)	if the President or Chief Executive Officer of the Corporation, he or she sits on more than two (2) outside public company board, in addition to the Corporation; or
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(ii)	if not the President or Chief Executive Officer of the Corporation, sits on more than five (5) public company boards, in addition to the Corporation.

In determining what is an “outside public company board”, the Governance and Nomination Committee specifically excludes associate companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise the Corporation’s investment in such associate companies. This representation allows the Corporation to protect its Shareholders’ interests.

Furthermore, the Chief Executive Officer’s position description as amended in November 2015, includes that, as part of the duties of the Chief Executive Officer of the Corporation, he shall, as applicable (i) become a member of the board of directors of such associate companies or (ii) delegate such duty to an officer of the Corporation. Such associate companies with respect to which the Chief Executive Officer is a board member are, for the greater part, junior exploration companies listed on the TSX Venture Exchange, which only hold a small number of meetings per year and generally do not deal with complex operating issues. These associate companies are as follows:

Associate company and Holdings	Industry Classification	Market and Stock Symbol	Investment as at December 31, 2018
Barkerville Gold Mines Ltd. – 32.2%	Mining Company	TSX-V — BGM	- Equity Value:	$65,146,000
			- 4% NSR royalty: (Cariboo)	$57,500,000
Equity Holdings: 162,864,251 common shares
Other Equity Holdings: 10,000,000 warrants
Osisko Mining Inc. – 16.7%			- Equity Value:	$131,673,000
	Mining Company	TSX — OSK	- 1.5% NSR royalty: (Windfall Lake) and 1% NSR royalty on other properties	$7,150,000
Equity Holdings: 42,890,269 common shares
Other Equity Holdings: 800,000 warrants

			- Equity Value:	$44,558,000
Victoria Gold Corp. – 15.4%	Mining Company	TSX-V — VIT	- 5% NSR royalty: (Dublin Gulch)	$98,000,000(1)
Equity Holdings: 120,427,087 common shares
Total Investment by the Corporation:				$404,027,000
NOTE:
(1)	This amount includes a remaining commitment of $19.6 million.

The following table reflects nominee directors’ current directorships with other reporting issuers:

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Françoise Bertrand	None
John Burzynski	Barkerville Gold Mines Ltd.	Mining Company	TSX-V — BGM	Technical Committee
	Osisko Metals Incorporated	Mining Company	TSX-V — OM	Compensation Committee
	Osisko Mining Inc.	Mining Company	TSX — OSK	—
	Major Drilling Group International Inc.	Industrial products - business services	TSX — MDI	—
Christopher C. Curfman	None
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Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Joanne Ferstman	Dream Unlimited Corp.	Real Estate Company	TSX — DRM	Audit Committee – Chair Organization, Design and Culture Committee Leaders and Mentors Committee
	Cogeco Communications Inc.	Communications and Media	TSX — CCA	Audit Committee – Chair Strategic Opportunities Committee member
	ATS Automation Tooling Systems Inc.	Industrial products - fabricating and engineering	TSX — ATA	Audit Committee member Governance Committee member
Pierre Labbé	None
Oskar Lewnowski	CannaRoyalty Corp. (doing business as Origin House)	Cannabis Products	CSE	—
Charles E. Page	Unigold Inc.	Mining Company	TSX-V — UGD	Audit Committee Compensation Committee Corporate Governance and Nominating Committee Technical Committee
	Wesdome Gold Mines Ltd.	Mining Company	TSX-V — WDO	Chair of the board of directors Audit Committee Compensation and Human Resources Committee Technical, Safety and Sustainability Committee
Sean Roosen	Barkerville Gold Mines Ltd. – Associate company	Mining Company	TSX-V — BGM	Chair of the board of directors
	Osisko Mining Inc. – Associate company	Mining Company	TSX — OSK	Chair of the board of directors
	Victoria Gold Corp. – Associate company	Mining Company	TSX-V – VIT	—

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee or Board of Directors of the Corporation. However, there is an interlocking relationship with two non-independent directors: Messrs. Roosen and Burzynski whom both serve on the board of directors of Osisko Mining and Barkerville. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

Independent Directors Meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. However, where deemed necessary by the independent directors, the independent directors do hold in-camera sessions exclusive of non-independent directors and members of Management, which process facilitates open and candid discussion amongst the independent directors. A private session is included in every agenda of every board and committee meeting.

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Record of Attendance

During the 2018 financial year, the Board of Directors held 11 meetings, the Audit Committee held 4 meetings, the Human Resources Committee held 5 meetings, the Governance and Nomination Committee held 4 meetings, the Sustainability Committee held 2 meeting and no meetings were held by the Investment Committee. Overall the combined director attendance at meetings of the Board and its standing Committees was 90%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on December 31, 2018 is set out under heading “2018 Board and Committee Attendance Record” of this Circular.

Board Mandate

The Corporation’s Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation’s Board’s consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation’s Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation’s business in the ordinary course, managing the Corporation’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation’s Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation’s Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule “A”.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the Chief Executive Officer. Such position descriptions can be found on the Corporation’s website at www.osiskogr.com.

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Orientation and Continuing Education

To facilitate the process of the orientation of new directors and to provide easily access documentation to current directors, the Corporation has developed a Directors’ Handbook. This reference guide provides information related to:

i.	The Corporation and its activities;
ii.	Structure of assets (royalties, streams and offtakes);
iii.	Strategic plan;
iv.	Corporate policies;
v.	Information on the mining industry and royalty business;
vi.	Site visits
vii.	Board and Committee Charters; and
viii.	Information on directors and officers of the Corporation.

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

•	Mineral royalty sector;
•	Commodity prices;
•	Mining industry opportunities and risks;
•	Current governance issues;
•	Talent management;
•	Economic forecasts;
•	Mining company performance;
•	Reports on the Corporation by investment dealer analysts;
•	Feedback from institutional and retail Shareholders;
•	New developments in financial accounting and reporting controls;
•	Financial reporting and risks; and
•	Updates on political matters.

During 2018, the Corporation provided to the Board of Directors the following presentations and/or publications:

•	Dr. Murenbeeld’s Gold Forecast Projections;
•	RBC Global Metals and Mining 2018 Outlook;
•	Deloitte 2018 Global Mining Trends;
•	Gold Market and Industry;
•	World Mineral Exploration – Review and Outlook;
•	MiFID II – Investor Relations;
•	The Changing Face of a Gold Investor;
•	Four Trends Driving Mine Streaming this Year;
•	Québec Elections 2018 – Ryan Affairs Publiques;
•	Gold Monitor;
•	Paradigm – Stock Prices;
•	Canaccord Genuity – 2019 Base Metals Outlook;
•	Ernst & Young – Top 10 Business Risks facing mining and metals in 2019; and
•	Global Senior Gold Producers – Merger mania is here (and will save the sector).

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors (“ICD”) and each member of the Board of Directors receive educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

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Listed below are education events attended or presented by directors of the Corporation during the year:

Director	Month	Topic
John Burzynski:
Attendee	01/2018	IAS Conference
Attendee		Cormark Securities Conference
Speaker	02/2018	BMO Capital Markets Conference – Global Metals & Mining
Attendee	03/2018	PDAC Conference
Speaker	04/2018	European Gold Forum in Zurich
Speaker	09/2018	2018 Precious Metals Summit (Colorado) – Hosted by Precious Metals Summit Conferences, LLC.
Attendee	11/2018	TD Mining Conference
Attendee		National Bank of Canada – Global Mining and Metals Conference
Speaker	12/2018	Scotiabank Mining Conference – Hosted by Scotiabank
Joanne Ferstman:
Speaker	03/2018	DREAM Unlimited – Women in Leadership Panel
Speaker	06/2018	M&A in Canada – What Directors should know
Attendee	10/2018	Toronto Global Forum
André Gaumond:
Attendee	10/2018	Exploration Conference – Hosted by the Québec Mineral Exploration Association
Attendee	11/2018	Québec Mining Conference – Hosted by the Ministry of Energy and Natural Resources
Pierre Labbé:
Attendee	01/2018	Governance – Overview of ISS Canada Policy Updates
Attendee		BDO Canada - Risk Management – Cybersecurity – Managing the risks associated with digital identity and access to information
Attendee	04/2018	Governance and Strategies – Increase efficiency on the board of directors
Attendee		2018 Governance Trends
Attendee	05/2018	CPA – Financial Reporting for Canadian Public Companies
Attendee	06/2018	CPA - Performance Management – Operational Management and Administration
Attendee		CPA Business cycle, finance and economy:
Financing – Sachs 4th BD&L and Investment Forum
Attendee		KPMG Business Conference – The Issues of Growth
Attendee		CPA Conference - Accounting Management and Finance Function Optimization
Attendee	08/2018	CPA Business cycle, finance and economy – Corporate Finance
Attendee		CPA – Financial Reporting for Canadian Public Companies
Sean Roosen:
Speaker	01/2018	Vancouver Investment Conference - Streaming/Royalty Panel
Speaker	02/2018	Gold Stock Analyst's 2018 Investor Day
Speaker	02/2018	BMO Capital Markets Conference – Global Metals & Mining
Speaker	03/2018	PDAC Conference - What we have learned along the way
Speaker	04/2018	Osisko Dinner in Zurich
Gala Dinner at the Dolder in Zurich
European Gold Forum in Zurich
Speaker	05/2018	CIM Conference – Chair of the conference
Thinking Differently: A Modern Approach To Mining
Bank of America Merrill Lynch Conference - Royalty/Streaming Panel: Where are the opportunities
Speaker	07/2018	Sprott Natural Resource Investment Conference:
- Royalty Panel
- “Who will find, finance and build the next generation of mines”
Speaker	09/2018	Bank of America Merrill Lynch Royalty Panel Luncheon
Denver Gold Forum: The Growth-Oriented Royalty Company Osisko Gold Royalties Corporate Presentation
Speaker	11/2018	Eurasia Dinner Event - Creating Value in the Mining Industry
Pannel Participation: The Growth-Oriented Royalty Company Osisko Gold Royalties Corporate Presentation
Scotiabank Mining Conference – Royalty Panel
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Ethical Business Conduct

The Board has adopted a Code of Ethics (the “Code of Ethics”) applicable to all of its directors, officers and employees.

The Code of Ethics communicates to directors, officers and employees’ standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on Osisko business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Vice President, Finance and Chief Financial Officer or to the Vice President, Legal Affairs and Corporate Secretary and can be reported anonymously. The Vice President, Finance, Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary will report to the Audit Committee who will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation’s Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation’s Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation’s Code of Ethics provides that directors, officers and employees must avoid conflicts of interest, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest as regards a transaction or agreement considered by the Board, he must disclose his conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or Executive Officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation’s Internal Whistle Blowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and Internet-based reporting system (1-844-687-8700 or ethics@osiskogr.com). All communications are forwarded directly to the Chair of the Audit Committee and to the Vice President, Legal Affairs and Corporate Secretary.

There has been no material change reports filed that pertain to any conduct of a director or Executive Officer that constitutes a departure from the Code of Ethics.

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In 2019, the Board of Directors adopted, following recommendations of the Committee, a policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the “Harassment Policy”). The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment. The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the Committee, the Vice President, Legal Affairs and Corporate Secretary and the Chief Financial Officer and Vice President, Finance.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation’s website at www.osiskogr.com.

Committees of the Board

The Board has established five standing committees, namely: the Audit Committee, the Governance and Nomination Committee, the Human Resources Committee, the Sustainability Committee and the Investment Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation’s corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas. The Chair of the Governance and Nomination Committee is also responsible to conduct the Corporation’s outreach program toward Shareholders and stakeholders.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for director and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

The Governance and Nomination Committee met four (4) times during the most recently completed financial year. Since May 3rd, 2018, the Governance and Nomination Committee is composed of the following three (3) independent directors:

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Work Performed by the Governance and Nomination Committee

The following summarizes the work highlights performed by the Governance and Nomination Committee in 2018 and beginning of 2019:

  reviewed and recommended approval by the Board of Directors of the 2018 management information circular;
  reviewed the 2018 Shareholder voting rights results;
  reviewed and approved the Board assessment questionnaire and assessment process;
  reviewed Management’s practices in maintaining open and transparent communications with the Board;
  reviewed the skills matrix of the members of the Board;
  reviewed the Corporation’s disclosure on regulatory filings to assess any potential conflict and related party transactions;
  reviewed the directors’ 2018 and 2019 education program;
  performed and reviewed the 2018-2019 Shareholder outreach program;
  reviewed the position descriptions of the Chair of the Board, the Lead Director and the Committee Chair;
  reviewed the position description of the Chief Executive Officer;
  reviewed the Charter of the Governance and Nomination Committee;
  reviewed and approved the Governance and Nomination Committee Annual Work Program;
  reviewed the Charter of the Board of Directors;
  reviewed and recommended to the Board to approve changes to the Code of Ethics;
  reviewed the Majority Voting and Director Resignation Policy, the Securities Trading Policy, the Diversity Policy, the Policy regarding Tenure on the Board of Directors and the Policy regarding the diversity in corporate talent;
  reviewed the Board self-assessment and evaluation;
  reviewed the list of directorship of public companies held by members of Management of the Corporation as representative of the Corporation;
  reviewed the Corporation’s governance practices;
  reviewed the Board composition;
  reviewed the evergreen list of candidates for election to the Board and recommended a “short list” of candidates;
  through an ongoing Shareholders outreach program on governance, the Chair of the Governance and Nomination Committee and Management met with and solicited input from Shareholders to receive feedback on governance and strategic issues; and
  reviewed and recommended approval by the Board of Directors of the 2019 Circular.
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Audit Committee

The Audit Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation’s risk identification, assessment and management program; and (vi) in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit Committee Charter, mandating the role of the Audit Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit Committee met four (4) times during the most recently completed financial year. Since May 3rd, 2018, the Audit Committee is composed of the following four (4) independent directors:

Work Performed by the Audit Committee

The following summarizes the work highlights performed by the Audit Committee in 2018 and beginning of 2019:

  reviewed the Audit Committee Charter;
  reviewed and approved the Audit Committee Annual Work Program;
  reviewed Management’s report on the Corporation’s Risk Evaluation Review for the year 2018 with quarterly updates;
  reviewed and approved the Corporation’s auditors’ Audit Plan;
  reviewed the Corporation’s internal audit function;
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  reviewed and recommended approval by the Board of Directors of proposed changes to the Corporation’s Investment Policy and Disclosure Policy;
  reviewed the Corporation’s Delegation of Authority Policy;
  reviewed the Corporation’s financial group review for development and succession planning;
  reviewed policy on procedures for approval of audit and non-audit services by external auditor;
  reviewed the Corporation’s review process in determining related party transactions;
  reviewed and recommended approval by the Board of Directors of the consolidated financial statements, management’s discussion and analysis and press releases for the period ended December 31, 2017 and 2018;
  reviewed and recommended approval by the Board of Directors of the quarterly financial statements, management’s discussion and analysis and press releases related thereto;
  monitored compliance requirements with the Securities and Exchange Commission and the New York Stock Exchange;
  considered and recommended to the Board of Directors the appointment of the auditors of the Corporation;
  reviewed the efficiency of the Audit Committee;
  reviewed the Corporation’s internal controls and compliance certifications on a quarterly basis;
  reviewed and approved audit and non-audit work fees;
  reviewed the Corporation’s report on cash management;
  reviewed the Corporation’s Information Technology related activities;
  reviewed the Corporation’s insurance coverage;
  reviewed the Corporation’s tax matters;
  reviewed the Corporation’s accounting policies;
  reviewed documentation provided by Management on continuing education;
  reviewed and monitored whistle blowing and litigation matters; and
  met (in camera) with the Auditors of the Corporation on a quarterly basis.

Additional reference is made to the Section entitled “Audit Committee” of the Corporation’s Annual Information Form (“AIF”) that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation’s AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

Human Resources Committee

The Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified management and employees. The Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives. It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The Human Resources Committee met five (5) times during the most recently completed financial year. Since May 3rd, 2018, the Human Resources Committee is composed of four (4) independent directors:

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The work performed by the Committee is disclosed under heading “Work Performed by the Human Resources Committee” of this Circular.

Sustainability Committee

The Sustainability Committee is responsible for overseeing various aspects of the activities of the Corporation in respect of the work environment (occupational health and safety), the human environment (corporate social responsibility matters), the physical environment (environmental matters), and socially responsible investing.

The Committee has the general mandate (i) to consider and evaluate all aspects of the Corporation’s occupational health and safety, corporate social responsibility, environmental matters and socially responsible investing; (ii) to recommend to the Board the steps to be taken in connection with these four (4) areas of activity; and (iii) to oversee the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to occupation health and safety, corporate social responsibility, environmental matters and socially responsible investing.

The Sustainability Committee held a meeting during the most recently completed financial year. Since May 3rd, 2018, the Sustainability Committee is composed of four (4) directors, two (2) of whom are independent:

Work Performed by the Sustainability Committee

The following summarizes the work highlights performed by the Sustainability Committee in 2018:

  reviewed Management’s undertakings in sustainable development;
  reviewed the Corporation’s donations, involvement in the Canadian mineral industry education and sponsorships;
  reviewed the Corporation’s 2018 and 2019 Sustainability Program;
  reviewed the composition of the Sustainability Committee;
  reviewed the Sustainability Committee Charter;
  reviewed and approved the Sustainability Committee Annual Work Program;
  reviewed the Corporation’s efforts to guide companies operating projects and mines where it has a direct investment;
  reviewed the Corporation’s relationship with government authorities and the various communities;
  reviewed the Corporation’s undertakings in supporting health and economic development;
  reviewed the Corporation’s training and development initiatives with employees and the development of women within the rankings of the organization and within the associate companies;
  reviewed Management’s proposed framework for the monitoring of activities in associate companies, royalties and stream operations.
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Investment Committee

The Investment Committee is responsible for reviewing and approving investments between $20 and $50 million in royalties, streams or offtakes. The Investment Committee was formed further to the Orion Transaction to eliminate the potential for conflicts of interest regarding investment opportunities.

The Investment Committee has the general mandate to: (i) evaluate and approve investments in royalties, streams and offtakes within the investment range of $20 million to $50 million; (ii) monitor the investment opportunities identified by Management within the range of investment; (iii) review annually its Charter and evaluation its effectiveness in fulfilling this mandate; and (iv) perform such other duties as may from time to time be assigned to the Investment Committee by the Board of Directors. This mandate excludes the review and approval of investments with related parties.

As a result of its recent formation, the Investment Committee did not hold any meetings during the most recently completed financial year. The Investment Committee is composed of three (3) directors, one (1) of whom is independent:

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board’s current skills matrix is set out under heading “Board’s Skills Matrix” of this Circular.

The Governance and Nomination Committee maintains a list of potential director candidates for planned and unforeseen vacancies through an evergreen diversified list, which is comprised of a parity between men and women.

Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2014, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. In addition, the results of the questionnaires are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as the Chair of the Governance and Nomination Committee. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board. The results of such are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as to the Chair of the Governance and Nomination Committee. Thereafter, the Lead Director contacts every director and conducts open and confidential one-on-one meetings to discuss the results and any issues arising from the performance assessments. Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

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The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Succession Planning

The Committee regularly meets the Management of the Corporation. During these meetings, the members of the Committee have the opportunity to evaluate potential successors to senior Management. In addition, the Committee monitors training and development of programs of Management.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation’s most recently completed financial year, no director or executive officer of Osisko, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$100 million per loss and policy year and the premium paid by the Corporation amounted to US$491,028 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$500,000 to US$1 million applies. The policy contains standard industry exclusions.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants (“PWC”), as independent auditor of the Corporation for the fiscal year ending December 31, 2019 and to authorize the directors to establish their remuneration. PWC was originally appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the reappointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix their remuneration. The persons whose name appears in the attached form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the authorization given to directors to fix their remuneration.

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The following table illustrates in detail the components of the fees incurred in 2018 and in 2017:

Year	Audit Fees(1) ($)	Audit Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees ($)
December 31, 2018	598,803	-	69,144	-
December 31, 2017	1,017,480	112,047	397,685	-
NOTES:
(1)

Audit fees were higher in 2017 primarily due to 2017 being the first year of receiving the auditor’s opinion on the Corporation’s internal control over financial reporting, the acquisition of the Orion precious metals portfolio of assets for $1.1 billion and the services rendered in relation to the management information circular dated June 29, 2017, the issuance of convertible debentures and the services rendered in relation to the short-form prospectus dated October 27, 2017. In 2018 and 2017, the audit fees also include services rendered in connection with the audit of the Corporation’s annual consolidated financial statements and annual audit fee for a separate audit opinion of a subsidiary of the Corporation.

(2)	Audit related fees for 2017 included primarily due diligence services pertaining to business combinations.
(3)	Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions, mainly the Orion Transaction for 2017.

APPROVAL OF THE AMENDED DEFERRED SHARE UNIT PLAN

On March 21, 2019, the Board of Directors approved amendments to the Corporation’s DSU Plan, which now provides for the right to receive upon settlement a payment either in the form of Common Shares, cash or a combination of Common Shares and in cash (the “Amended DSU Plan”).

As of the date of this Circular, no Common Shares have been issued under the Amended DSU Plan. The Board does not intend to issue any Common Shares under such plan until such time as the necessary regulatory and stock exchange approvals have been obtained. A copy of the Amended DSU Plan, as described herein, is available on the Corporation’s website at http://www.osiskogr.com/en/2019-agm/.

As a result of the proposed amendments, only non-executive directors of the Corporation or a subsidiary will be entitled to participate to the Amended DSU Plan.

Summary of the Amended DSU Plan

          Who is eligible to participate?

          Pursuant to the Amended DSU Plan a non-executive director of the Board of Directors of the Corporation or a subsidiary is eligible to participate under the Amended DSU Plan (the “Participant”).

          What is the term and vesting schedule of DSUs or of the securities issuable under the Amended DSU Plan?

     Unless otherwise indicated by the Committee upon grant and subject to the provision on termination of service of the Amended DSU Plan, (i) the DSUs granted to a Participant in accordance with such Participant’s election to receive all or a portion of the Participant’s annual remuneration as director in DSUs, shall vest immediately upon such grant and (ii) the DSUs granted to a Participant as an annual grant shall vest, unless otherwise provided upon such grant, one day prior to the Corporation’s next annual meeting of shareholders. Notwithstanding the foregoing, the Committee may, in its entire discretion, accelerate the terms of vesting of any DSUs in circumstances deemed appropriate by the Human Resources Committee.

          Upon a change of control, all unvested DSUs become vested at the time of the Change of Control, irrespective of any vesting conditions.

          At any time after the termination of service of a Participant to whom DSUs have been granted, and which have vested, but no later than the last business day in December of the first calendar year commencing after such termination, on a date chosen by such Participant (the “Settlement Date”), the Corporation shall pay to the Participant or his or her legal representative the value of such Participant’s vested DSUs, in cash or in Common Shares of the Corporation or a combination of cash and Common Shares.

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          Should the Corporation chose to pay the Participant in cash, such Participant will receive an amount equal to the number of DSUs vested to his or her account as of that date multiplied by the market value of one (1) Common Share on the Settlement Date, the whole subject to withholding taxes. Should the Corporation chose to issue Common Shares in payment of the DSUs to a Participant, such Participant will receive such number of Common Shares equivalent to the number of DSUs vested to his or her account as of that date, subject to withholding taxes. A Participant shall not be entitled to require payment of any amount on account of DSUs credited to such Participant’s account prior to his or her termination.

          How many securities are authorized to be issued under the Amended DSU Plan and what percentage of the Corporation’s shares outstanding do they represent?

          The total number of Common Shares reserved and available for issuance pursuant to this Amended DSU Plan shall not exceed a number of Common Shares equal to 0.5% of the total issued and outstanding Common Shares of the Corporation on the Settlement Date (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to this Amended DSU Plan or any other proposed or established share compensation arrangement of the Corporation.

          The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years.

          The number of Common Shares of the Corporation reserved for issuance under Osisko’s Long-Term Incentive Plans cannot exceed, in the aggregate, eight percent (8%) of the issued and outstanding Common Shares of the Corporation.

          What is the maximum percentage of securities available under the Amended DSU Plan to the Corporation’s insiders?

          The aggregate number of Commons Shares issued to insiders of the Corporation within any one-year period, and issuable to insiders of the Corporation at any time, under the Amended DSU Plan or when combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

          What is the maximum number of securities any one person is entitled to receive under the Amended DSU Plan and what percentage of the Corporation’s outstanding capital does this represent?

          The number of Common Shares that may be issued to a Participant under the Amended DSU Plan cannot exceeds 0.5% of the issued and outstanding Common Shares at the time of settlement of the DSUs.

          How is the issue price determined under the Amended DSU Plan?

          The issue price pursuant to the Amended DSU Plan is determined based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the Date of Grant.

          Under what circumstances is an individual no longer entitled to participate?

          Unless otherwise determined by the Board, the following provisions shall apply in the event that a Participant’s service with the Corporation or a subsidiary be terminated:

          Termination of service. Upon (i) resignation of a Participant as member of the Board, (ii) dismissal of a Participant as member of the Board, (iii) decision of a Participant not to stand for re-election as member of the Board (iv) non proposal of a Participant for re-election as member of the Board (v) death of a Participant, or (vi) the Long-Term Disability (as such term is defined in the Amended DSU Plan) of a Participant, all vested DSUs awarded to such Participant on the date of termination shall be paid to such Participant, in accordance with the terms of the Amended DSU Plan and the letter of grant.

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          Death. Upon death of a Participant, no transfer of DSUs by the Participant by will or by laws of succession shall be effective to bind the Corporation unless the Corporation has been furnished with written notice thereof, together with a copy of any will or such other evidence as the Corporation may deem necessary or desirable to establish the validity of the transfer.

          Change of Control – If a Change of Control takes place, all unvested Deferred Share Units become vested at the time of the Change of Control.

          Can rights held pursuant to the Amended DSU Plan be assigned or transferred?

          The rights and interests of a Participant in respect of the Amended DSU Plan are not transferable or assignable other than by will or the laws of succession to the legal representative of the Participant.

          How is the Amended DSU Plan amended? Is Shareholder approval required?

a)

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the Amended DSU Plan:

(iv)

any amendment to the number of shares issuable under the plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

	(v)	any change to the definition of “Participant” which would have the potential of broadening or increasing insider participation; and

	(vi)	any amendment that may modify or delete any of the amendment provision requiring Shareholders’ approval.

b)

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the Amended DSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders’ approval, including, without limitation:

(i)

amend, suspend or terminate the Amended DSU Plan in whole or in part or amend the terms of DSUs credited in accordance with the plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the Committee terminates the Amended DSU Plan, DSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of the Amended DSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

          Does the Corporation provide any financial assistance to participants to purchase shares under the Amended DSU Plan?

          No.

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          Are there any adjustment provisions under the Amended DSU Plan?

          In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of DSUs in the accounts maintained for each Participant, provided that no fractional DSUs shall be issued to Participants and the number of DSUs to be issued in such event shall be rounded down to the next whole number of DSUs.

          Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such Participant if the Participant's DSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. DSUs granted to a Participant under the section on credits for dividends shall be subject to the same vesting as the DSUs to which they relate.

Ordinary Resolution — Adoption of the Amended DSU Plan

At the Meeting, Shareholders will be asked to consider an ordinary resolution, as set forth below, to approve the adoption of the Amended DSU Plan described above.

The TSX requires that the resolution adopting the Amended DSU Plan be approved by a majority of the votes cast, by proxy or in person. In addition to Shareholders’ approval, the Amended DSU Plan is subject to regulatory approval. Upon ratification by Shareholders, a copy of the Amended DSU Plan will be filed on SEDAR.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Amended DSU Plan of the Corporation is hereby approved, confirmed and ratified;

2.

All unallocated DSUs under the Amended DSU Plan be and are hereby approved until May 1, 2022, which is the date that is three years from the date of the Meeting at which Shareholders’ approval is being sought; and

3.

Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby.”

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

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ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation’s goals and ensure that interests of Management and the Corporation’s Shareholders are aligned. A detailed discussion of the Corporation’s executive compensation is more fully described under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis” in this Circular. Under such section, you will find discussions on the Corporation’s executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

Advisory Resolution on Executive Compensation Approach

“BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1.

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation’s Circular dated March 21, 2019 delivered in advance of the Meeting;

2.

As this in an advisory vote, the Board of Directors of the Corporation and the Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3.	Results of the vote will be disclosed in the report of voting results.”

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation’s approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2020 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is December 20, 2019.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2018 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

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CONTACTING OSISKO’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board or
Lead Director of the Board
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com or
Lead-Director@osiskogr.com

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, March 21, 2019.

OSISKO GOLD ROYALTIES LTD
Per:

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OSISKO GOLD ROYALTIES LTD

SCHEDULE “A”

BOARD OF DIRECTORS CHARTER

I.        OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the “Board”) of Osisko Gold Royalties Ltd (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior Management responsible for the day-to-day operations of the Corporation. It sets the Corporation’s policies, assesses their implementation by Management and reviews the results.

The prime stewardship responsibility of the Boward is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board’s main expectations of the Corporation’s Management are to protect the Corporation’s interests and ensure the long-term growth of shareholder value.

II.       MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III.      STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV.      DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a)

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”) and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b)	ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c)

ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

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(d)

reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e)

adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g)

appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h)

evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i)

appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j)	overseeing, through the Audit Committee, the quality and integrity of the Corporation’s accounting and financial reporting systems, and disclosure controls and procedures;

(k)	ensuring, through the Audit Committee, the integrity of the Corporation’s internal controls and management information systems;

(l)

overseeing, through the Audit Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m)	advising management on critical and sensitive issues;

(n)

ensuring that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o)

conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and committees’ performance (including director’s individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p)

ensuring with the Human Resources Committee, the adequacy and form of the compensation of non- executive directors taking into account the responsibilities and risks involved in being an effective director;

(q)

determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision- making;

(r)

determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

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(s)	setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t)

determining annually, with the Audit Committee, if each member of the Audit Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u)	selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v)	selecting the Chair of the Board;

(w)	selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x)

ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y)

approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z)	approving major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa)	reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb)	discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc)

reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, information circulars, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit Committee instead of the Board;

(dd)	ensuring ethical behavior and compliance with laws;

(ee)	monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ff)	consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V.        CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

This Charter was approved and ratified by the Board of Directors on June 30, 2014 with effect as of April 30, 2014 and was last amended November 9, 2016.

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ANY QUESTIONS AND REQUESTS FOR ASSISTANCE
MAY BE DIRECTED TO THE PROXY SOLICITOR AGENT:

North America Toll Free
1-877-452-7184

Collect Calls Outside North America
1-416-304-0211

Email: assistance@laurelhill.com

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